INTERIM REPORT

For the nine months ended
September 30, 2012

CONSOLIDATED BALANCE SHEETS
as at September 30, 2012 and December 31, 2011
(unaudited - US$ millions)

	Notes	September 30, 2012	December 31, 2011
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $185.8; December 31, 2011 – $249.0)	5, 19	966.6	1,026.7
Insurance contract receivables		1,966.1	1,735.4
		2,932.7	2,762.1

Portfolio investments
Subsidiary cash and short term investments	5, 19	7,026.8	6,199.2
Bonds (cost $8,591.7; December 31, 2011 – $9,515.4)	5	9,931.4	10,835.2
Preferred stocks (cost $534.4; December 31, 2011 – $555.6)	5	537.8	563.3
Common stocks (cost $4,349.4; December 31, 2011 – $3,867.3)	5	4,131.0	3,663.1
Investments in associates (fair value $1,422.5; December 31, 2011 – $1,271.8)	5, 6	976.7	924.3
Derivatives and other invested assets (cost $515.5; December 31, 2011 – $511.4)	5, 7	232.1	394.6
Assets pledged for short sale and derivative obligations (cost $844.5; December 31, 2011 – $810.1)	5, 7	893.3	886.3
		23,729.1	23,466.0

Deferred premium acquisition costs		492.4	415.9
Recoverable from reinsurers (including recoverables on paid losses – $378.1; December 31, 2011 – $313.2)	9	4,369.1	4,198.1
Deferred income taxes		663.2	628.2
Goodwill and intangible assets		1,324.3	1,115.2
Other assets		980.0	821.4
		34,490.8	33,406.9

Liabilities
Subsidiary indebtedness	10	65.4	1.0
Accounts payable and accrued liabilities		1,919.8	1,656.2
Income taxes payable		57.2	21.4
Short sale and derivative obligations (including at the holding company – $45.0; December 31, 2011 – $63.9)	5, 7	187.7	170.2
Funds withheld payable to reinsurers		429.8	412.6
		2,659.9	2,261.4

Insurance contract liabilities	8	20,304.3	19,719.5
Long term debt	10	2,969.3	3,017.5
		23,273.6	22,737.0

Equity	11
Common shareholders’ equity		7,328.3	7,427.9
Preferred stock		1,166.4	934.7
Shareholders’ equity attributable to shareholders of Fairfax		8,494.7	8,362.6
Non-controlling interests		62.6	45.9
Total equity		8,557.3	8,408.5
		34,490.8	33,406.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2012 and 2011
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2012	2011	2012	2011
Revenue
Gross premiums written	17	1,854.7	1,782.7	5,507.5	5,210.0
Net premiums written	17	1,510.2	1,431.2	4,598.6	4,320.5
Net premiums earned	17	1,602.8	1,400.1	4,321.7	4,031.4
Interest and dividends		100.2	169.6	334.7	543.2
Share of profit (loss) of associates		(5.2)	7.4	(5.0)	11.7
Net gains (losses) on investments	5	(23.6)	1,588.0	7.0	1,606.1
Other revenue		217.6	157.8	601.2	459.0
		1,891.8	3,322.9	5,259.6	6,651.4
Expenses
Losses on claims, gross	8	1,291.4	1,408.9	3,461.3	4,026.4
Less ceded losses on claims	9	(228.6)	(278.5)	(584.4)	(718.3)
Losses on claims, net	18	1,062.8	1,130.4	2,876.9	3,308.1
Operating expenses	18	279.6	296.1	815.0	888.1
Commissions, net	9	250.1	196.9	673.8	578.0
Interest expense		51.5	53.6	156.0	161.8
Other expenses	18	207.7	157.0	586.3	554.6
		1,851.7	1,834.0	5,108.0	5,490.6
Earnings before income taxes		40.1	1,488.9	151.6	1,160.8
Provision for income taxes	13	3.1	514.4	19.0	342.2
Net earnings		37.0	974.5	132.6	818.6

Attributable to:
Shareholders of Fairfax		34.6	973.9	128.3	816.6
Non-controlling interests		2.4	0.6	4.3	2.0
		37.0	974.5	132.6	818.6

Net earnings per share	12	$0.91	$47.17	$4.12	$38.10
Net earnings per diluted share	12	$0.90	$46.73	$4.07	$37.78
Cash dividends paid per share	11	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	20,330	20,385	20,340	20,414

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2012 and 2011
(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2012	2011	2012	2011
Net earnings		37.0	974.5	132.6	818.6

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)		80.8	(144.1)	84.2	(102.5)
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	7	(38.1)	82.2	(36.8)	57.3
Share of other comprehensive income (loss) of associates(3)		1.5	(5.5)	(13.6)	3.1
Change in gains and losses on defined benefit plans (4)		—	—	(3.5)	(0.6)
Other comprehensive income (loss), net of income taxes		44.2	(67.4)	30.3	(42.7)
Comprehensive income		81.2	907.1	162.9	775.9

Attributable to:
Shareholders of Fairfax		78.4	907.0	159.4	774.6
Non-controlling interests		2.8	0.1	3.5	1.3
		81.2	907.1	162.9	775.9

(1)
Net of income tax recovery of $0.3 (2011 – income tax expense of $8.8) and income tax expense of $0.3 (2011 - income tax recovery of $2.7) for the third quarter and first nine months of 2012, respectively.

(2)	Net of income tax recovery of nil (2011 – nil) and nil (2011 - nil) for the third quarter and first nine months of 2012, respectively.

(3)	Net of income tax expense of $1.6 (2011 – income tax recovery of $2.2) and $0.8 (2011 - income tax recovery of $1.6) for the third quarter and first nine months of 2012, respectively.

(4)	Net of income tax recovery of nil (2011 – $0.1) and $2.3 (2011 - nil) for the third quarter and first nine months of 2012, respectively.
See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2012 and 2011
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,153.8	86.8	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings (loss) for the period	—	—	—	—	128.3	—	128.3	—	128.3	4.3	132.6
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	84.1	84.1	—	84.1	0.1	84.2
Change in gains and losses on hedge of net investment in foreign subsidiary	—	—	—	—	—	(36.8)	(36.8)	—	(36.8)	—	(36.8)
Share of other comprehensive income (loss) of associates	—	—	—	—	(10.8)	(2.8)	(13.6)	—	(13.6)	—	(13.6)
Change in gains and losses on defined benefit plans	—	—	—	—	(2.6)	—	(2.6)	—	(2.6)	(0.9)	(3.5)
Issuance of shares	—	—	0.9	(1.4)	—	—	(0.5)	231.7	231.2	—	231.2
Purchases and amortization	—	—	(19.7)	11.6	—	—	(8.1)	—	(8.1)	—	(8.1)
Excess over stated value of common shares purchased for cancellation	—	—	—	—	—	—	—	—	—	—	—
Common share dividends	—	—	—	—	(205.8)	—	(205.8)	—	(205.8)	(6.7)	(212.5)
Preferred share dividends	—	—	—	—	(44.6)	—	(44.6)	—	(44.6)	—	(44.6)
Net changes in capitalization (note 15)	—	—	—	—	—	—	—	—	—	19.9	19.9
Balance as of September 30, 2012	3,243.3	3.8	(91.5)	23.1	4,018.3	131.3	7,328.3	1,166.4	8,494.7	62.6	8,557.3

Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings (loss) for the period	—	—	—	—	816.6	—	816.6	—	816.6	2.0	818.6
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(101.9)	(101.9)	—	(101.9)	(0.6)	(102.5)
Change in gains and losses on hedge of net investment in foreign subsidiary	—	—	—	—	—	57.3	57.3	—	57.3	—	57.3
Share of other comprehensive income (loss) of associates	—	—	—	—	—	3.1	3.1	—	3.1	—	3.1
Change in gains and losses on defined benefit plans	—	—	—	—	(0.5)	—	(0.5)	—	(0.5)	(0.1)	(0.6)
Issuance of shares	—	—	1.4	(0.2)	—	—	1.2	—	1.2	—	1.2
Purchases and amortization	(4.2)	—	(17.9)	7.3	—	—	(14.8)	—	(14.8)	—	(14.8)
Excess over stated value of common shares purchased for cancellation	—	—	—	—	(5.8)	—	(5.8)	—	(5.8)	—	(5.8)
Common share dividends	—	—	—	—	(205.9)	—	(205.9)	—	(205.9)	—	(205.9)
Preferred share dividends	—	—	—	—	(38.9)	—	(38.9)	—	(38.9)	—	(38.9)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	0.1	0.1
Balance as of September 30, 2011	3,243.3	3.8	(68.9)	10.3	4,959.9	59.9	8,208.3	934.7	9,143.0	42.7	9,185.7

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2012 and 2011
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2012	2011	2012	2011
Operating activities
Net earnings		37.0	974.5	132.6	818.6
Amortization of premises and equipment and intangible assets		18.3	12.4	49.9	41.2
Net bond discount amortization		(13.8)	(18.5)	(37.3)	(46.7)
Amortization of share-based payment awards		4.1	3.8	11.6	7.3
Share of (profit) loss of associates		5.2	(7.4)	5.0	(11.7)
Deferred income taxes	13	(9.4)	309.3	(24.0)	152.2
Net (gains) losses on investments	5	23.6	(1,588.0)	(7.0)	(1,606.1)
Loss on repurchase of long term debt		—	—	0.8	104.2
Net (purchases) sales of securities classified as at FVTPL:
Short term investments		(292.5)	(1,244.4)	(40.4)	(2,173.8)
Bonds		365.1	70.1	2,165.9	203.1
Preferred stocks		(1.4)	(0.8)	2.8	1.5
Common stocks		(9.4)	131.3	(160.7)	126.8
Net derivatives and short sales		(438.0)	895.9	(704.4)	440.1
		(311.2)	(461.8)	1,394.8	(1,943.3)
Changes in operating assets and liabilities	19	305.2	543.8	72.9	648.8
Cash provided by (used in) operating activities		(6.0)	82.0	1,467.7	(1,294.5)

Investing activities
Net (purchases) sales of investments in associates	6, 15	12.9	(21.5)	(43.8)	(77.9)
Net purchases of premises and equipment and intangible assets		(19.3)	(9.3)	(41.7)	(30.7)
Net purchase of subsidiaries, net of cash acquired and bank overdraft assumed	15	(140.1)	—	(191.5)	306.3
Decrease in restricted cash in support of purchase of subsidiary	15	65.0	—	—	—
Cash provided by (used in) investing activities		(81.5)	(30.8)	(277.0)	197.7

Financing activities
Subsidiary indebtedness:	10
Issuances		10.6	6.3	39.7	9.5
Repayment		(5.9)	(15.8)	(19.9)	(50.1)
Long term debt:	10
Issuances		—	—	—	906.2
Issuance costs		—	—	—	(6.7)
Repayment		(1.0)	(1.7)	(95.6)	(760.7)
Subordinate voting shares:	11
Repurchases		—	—	—	(10.0)
Preferred shares:	11
Issuances		—	—	239.1	—
Issuance costs		—	—	(7.4)	—
Purchase of subordinate voting shares for treasury	11	(1.0)	(0.8)	(19.7)	(17.9)
Common share dividends	11	—	—	(205.8)	(205.9)
Preferred share dividends	11	(16.1)	(12.4)	(44.6)	(38.9)
Dividends paid to non-controlling interests		—	—	(6.7)	—
Cash provided by (used in) financing activities		(13.4)	(24.4)	(120.9)	(174.5)
Increase (decrease) in cash, cash equivalents and bank overdrafts		(100.9)	26.8	1,069.8	(1,271.3)
Cash, cash equivalents and bank overdrafts – beginning of period		3,080.0	2,006.1	1,910.0	3,275.1
Foreign currency translation		65.8	(70.2)	65.1	(41.1)
Cash, cash equivalents and bank overdrafts – end of period	19	3,044.9	1,962.7	3,044.9	1,962.7

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2012 and 2011
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The interim consolidated financial statements of the company for the three and nine months ended September 30, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“U.S. GAAP”). The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on October 25, 2012.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented unless otherwise stated.
New accounting pronouncements
New standards and amendments, that have been issued by the IASB and are not yet effective for the fiscal year beginning January 1, 2012, are summarized in the company's annual consolidated financial statements for the year ended December 31, 2011.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2011. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	September 30, 2012	December 31, 2011
Holding company:
Cash and cash equivalents (note 19)	278.7	43.5
Short term investments	140.1	244.0
Short term investments pledged for short sale and derivative obligations	185.8	249.0
Bonds	109.2	188.1
Preferred stocks	50.9	45.0
Common stocks	164.3	166.4
Derivatives (note 7)	37.6	90.7
	966.6	1,026.7
Short sale and derivative obligations (note 7)	(45.0)	(63.9)
	921.6	962.8

Portfolio investments:
Cash and cash equivalents (note 19)	2,826.3	1,995.0
Short term investments	4,200.5	4,204.2
Bonds	9,931.4	10,835.2
Preferred stocks	537.8	563.3
Common stocks	4,131.0	3,663.1
Investments in associates (note 6)	976.7	924.3
Derivatives (note 7)	200.9	364.4
Other invested assets	31.2	30.2
	22,835.8	22,579.7

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	68.3	6.2
Short term investments	411.8	132.5
Bonds	413.2	747.6
	893.3	886.3
	23,729.1	23,466.0
Short sale and derivative obligations (note 7)	(142.7)	(106.3)
	23,586.4	23,359.7
Common stocks included investments in certain limited partnerships with a carrying value of $432.9 at September 30, 2012 ($321.2 at December 31, 2011).

Restricted cash and cash equivalents at September 30, 2012 of $110.7 ($134.7 at December 31, 2011) were comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2012, securities containing call and put features represented approximately $6,376.0 and $91.4 respectively ($6,032.3 and $1,069.9 at December 31, 2011, respectively) of the total fair value of bonds in the table below.

	September 30, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	663.3	641.8	442.5	413.7
Due after 1 year through 5 years	2,141.3	2,590.2	2,288.5	2,505.0
Due after 5 years through 10 years	2,837.3	3,366.5	3,884.5	4,446.4
Due after 10 years	3,443.1	3,855.3	3,751.0	4,405.8
	9,085.0	10,453.8	10,366.5	11,770.9
Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts were by type of issuers as follows:

	September 30, 2012				December 31, 2011
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,173.3	3,173.3	—	—	2,044.7	2,044.7	—	—

Short term investments:
Canadian provincials	1,153.3	1,153.3	—	—	408.9	408.9	—	—
U.S. treasury	3,133.4	3,133.4	—	—	4,071.0	4,071.0	—	—
Other government	570.9	570.9	—	—	288.0	267.4	20.6	—
Corporate and other	80.6	—	80.6	—	61.8	—	61.8	—
	4,938.2	4,857.6	80.6	—	4,829.7	4,747.3	82.4	—
Bonds:
Canadian government	21.8	—	21.8	—	21.1	—	21.1	—
Canadian provincials	58.3	—	58.3	—	1,038.7	—	1,038.7	—
U.S. treasury	1,551.5	—	1,551.5	—	2,082.3	—	2,082.3	—
U.S. states and municipalities	6,611.4	—	6,611.4	—	6,201.5	—	6,201.5	—
Other government	718.3	—	718.3	—	934.7	—	934.7	—
Corporate and other	1,492.5	—	1,380.4	112.1	1,492.6	—	1,432.6	60.0
	10,453.8	—	10,341.7	112.1	11,770.9	—	11,710.9	60.0
Preferred stocks:
Canadian	91.7	—	89.7	2.0	105.5	—	103.5	2.0
U.S.	450.6	—	448.6	2.0	457.3	—	451.0	6.3
Other	46.4	—	46.4	—	45.5	—	45.5	—
	588.7	—	584.7	4.0	608.3	—	600.0	8.3
Common stocks:
Canadian	1,004.5	960.2	16.9	27.4	711.8	673.3	13.7	24.8
U.S.	1,763.1	1,414.0	32.8	316.3	1,785.0	1,507.6	33.8	243.6
Other	1,527.7	971.5	304.6	251.6	1,332.7	886.1	290.6	156.0
	4,295.3	3,345.7	354.3	595.3	3,829.5	3,067.0	338.1	424.4

Derivatives and other invested assets(1)	246.5	—	121.6	124.9	462.3	—	254.1	208.2

Short sale and derivative obligations	(187.7)	—	(187.7)	—	(170.2)	—	(170.2)	—

Holding company cash and investments and portfolio investments measured at fair value	23,508.1	11,376.6	11,295.2	836.3	23,375.2	9,859.0	12,815.3	700.9

	100.0%	48.4%	48.0%	3.6%	100.0%	42.2%	54.8%	3.0%

(1)	Excluded from these totals are certain real estate investments of $23.2 ($23.0 at December 31, 2011) which are carried at cost less any accumulated amortization and impairment.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer. Common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets and include common shares of private companies as well as investments in certain private equity funds and limited partnerships. These investments are valued by third party fund companies using observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, the private equity funds and limited partnerships may require at least three months of notice to liquidate.
A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the nine months ended September 30 follows:

	2012					2011
	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total
Balance - January 1	60.0	424.4	8.3	208.2	700.9	61.9	294.6	0.3	328.6	685.4
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(7.4)	42.9	(4.3)	(103.5)	(72.3)	(1.1)	9.5	—	(233.4)	(225.0)
Purchases	75.2	167.3	—	20.2	262.7	4.0	137.5	6.0	122.6	270.1
Sales	(15.7)	(39.3)	—	—	(55.0)	(14.1)	(24.0)	—	—	(38.1)
Balance - September 30	112.1	595.3	4.0	124.9	836.3	50.7	417.6	6.3	217.8	692.4
Purchases of $262.7 of investments classified as Level 3 within the fair value hierarchy during the first nine months of 2012 were primarily comprised of certain limited partnerships. Total net realized and unrealized losses of $72.3 during the first nine months of 2012 were primarily comprised of $103.5 of net unrealized losses recognized on CPI-linked derivative contracts (including the effect of foreign exchange losses of $4.2).

Net gains (losses) on investments

	Third quarter
	2012				2011
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	204.2		64.3	268.5	65.8		1,070.2	1,136.0
Preferred stocks	0.1		0.7	0.8	(0.1)		(180.5)	(180.6)
Common stocks	151.3		101.6	252.9	168.4		(1,050.8)	(882.4)
	355.6		166.6	522.2	234.1		(161.1)	73.0

Financial instruments:
Common stock and equity index short positions	(490.8)	(1)	66.4	(424.4)	946.7	(1)	555.9	1,502.6
Common stock and equity index long positions	20.7	(1)	(53.4)	(32.7)	(48.0)	(1)	(109.4)	(157.4)
Credit default swaps	(10.7)		(1.2)	(11.9)	21.9		39.1	61.0
Equity warrants	—		1.7	1.7	(0.1)		(1.7)	(1.8)
CPI-linked contracts	—		(38.3)	(38.3)	—		51.2	51.2
Other	3.2		(7.9)	(4.7)	(10.6)		31.1	20.5
	(477.6)		(32.7)	(510.3)	909.9		566.2	1,476.1

Foreign currency gains (losses) on:
Investing activities	(23.9)		6.8	(17.1)	(19.1)		(13.7)	(32.8)
Underwriting activities	(1.2)		—	(1.2)	10.8		—	10.8
Foreign currency contracts	17.2		(34.1)	(16.9)	1.8		55.6	57.4
	(7.9)		(27.3)	(35.2)	(6.5)		41.9	35.4
Other	—		(0.3)	(0.3)	2.9		0.6	3.5
Net gains (losses) on investments	(129.9)		106.3	(23.6)	1,140.4		447.6	1,588.0

(1)
Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

	First nine months
	2012				2011
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	449.6		240.5	690.1	136.0		1,236.7	1,372.7
Preferred stocks	0.6		(15.8)	(15.2)	0.9		(75.5)	(74.6)
Common stocks	227.9		56.5	284.4	485.0		(1,116.9)	(631.9)
	678.1		281.2	959.3	621.9		44.3	666.2

Financial instruments:
Common stock and equity index short positions	(798.2)	(1)	(59.4)	(857.6)	586.4	(1)	606.8	1,193.2
Common stock and equity index long positions	47.0	(1)	23.2	70.2	(99.5)	(1)	(46.0)	(145.5)
Credit default swaps	(12.6)		(27.8)	(40.4)	21.9		7.4	29.3
Equity warrants	—		0.8	0.8	162.7		(146.9)	15.8
CPI-linked contracts	—		(99.3)	(99.3)	—		(234.0)	(234.0)
Other	70.5		(45.2)	25.3	(11.2)		50.7	39.5
	(693.3)		(207.7)	(901.0)	660.3		238.0	898.3

Foreign currency gains (losses) on:
Investing activities	(68.9)		(15.1)	(84.0)	(31.3)		49.6	18.3
Underwriting activities	6.0		—	6.0	(23.4)		—	(23.4)
Foreign currency contracts	32.3		(36.5)	(4.2)	(11.4)		55.0	43.6
	(30.6)		(51.6)	(82.2)	(66.1)		104.6	38.5
Gain on disposition of associate (2)	29.8		—	29.8	—		—	—
Other	2.2		(1.1)	1.1	2.4		0.7	3.1
Net gains (losses) on investments	(13.8)		20.8	7.0	1,218.5		387.6	1,606.1

(1)
Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On April 13, 2012, the company sold all of its interest in Fibrek Inc. to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including a $4.9 net unrealized gain previously recorded in accumulated other comprehensive income).

6.	Investments in Associates
Investments in associates recorded using the equity method of accounting, the company's ownership interests, their fair values and carrying values were as follows:

	September 30, 2012			December 31, 2011
	Ownership Percentage	Fair value	Carrying value	Ownership Percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Gulf Insurance Company ("Gulf Insurance")	41.4%	265.5	215.1	41.4%	255.1	214.5
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")	26.0%	232.6	70.8	26.0%	230.4	67.1
Cunningham Lindsey Group Limited (“Cunningham Lindsey”)(1)	43.4%	260.0	111.1	43.2%	230.3	104.2
The Brick Ltd. ("The Brick")	34.4%	152.8	109.7	33.8%	123.9	106.9
Thai Re Public Company Limited ("Thai Re")(2)	23.2%	108.6	60.1	2.0%	—	—
Singapore Reinsurance Corporation Limited ("Singapore Re")	26.8%	31.6	34.9	26.8%	36.2	33.8
Fibrek Inc. ("Fibrek") (3)	—	—	—	25.8%	32.1	27.4
MEGA Brands Inc. ("MEGA Brands")(4)	21.9%	34.8	39.4	19.9%	26.3	36.7
Falcon Insurance PLC ("Falcon Thailand")	40.5%	6.6	6.6	40.5%	6.0	6.0
Imvescor Restaurant Group Inc. ("Imvescor")(5)	19.5%	6.5	5.8	13.6%	4.1	3.1
Partnerships, trusts and other	—	323.5	323.2	—	327.4	324.6
		1,422.5	976.7		1,271.8	924.3

(1)
On October 1, 2012, the company announced that it had entered into an agreement to sell its interest in Cunningham Lindsey for proceeds of approximately $260, subject to closing adjustments. The company will invest up to approximately $35 of the proceeds received in shares of Cunningham Lindsey on closing to continue to be a minority shareholder. The transaction is subject to normal closing conditions including regulatory approvals and is expected to close in the fourth quarter of 2012.

(2)
On March 19, 2012, the company increased its ownership of the common shares of Thai Re from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares, wherein it paid aggregate cash purchase consideration of $77.0 (2.4 billion Thai Baht) for its increased shareholding. Accordingly, on March 19, 2012, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis.

(3)
On April 13, 2012, the company sold all of its interest in Fibrek to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including a $4.9 net unrealized gain previously recorded in accumulated other comprehensive income). During the first quarter of 2012, the company had recognized a loss of $18.8 related to its share of Fibrek's net loss (principally comprised of an impairment charge).

(4)
On September 14, 2012, the company increased its ownership of the common shares of MEGA Brands from 19.9% to 21.9% through the acquisition of 323,337 additional common shares of MEGA Brands for cash purchase consideration of $2.9 (Cdn $2.8).

(5)
On September 20, 2012, the company increased its ownership of the common shares of Imvescor from 13.6% to 19.5% through the acquisition of 2,500,000 additional common shares of Imvescor for cash purchase consideration of $2.2 (Cdn$2.1).

The company's strategic investment of $106.9 at September 30, 2012 ($87.9 at December 31, 2011), in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheets. During the first quarter of 2012, the company contributed an additional $18.9 to Alltrust through its participation in a rights offering.

7.	Short Sale and Derivative Transactions
The following table summarizes the notional amount and fair value of the company’s derivative financial instruments:

	September 30, 2012				December 31, 2011
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	6,284.6	36.6	71.8	—	5,517.6	25.8	59.6
Equity total return swaps – short positions	—	1,701.5	12.5	50.5	—	1,617.6	68.8	47.7
Equity index total return swaps – long positions	—	800.0	—	7.6	—	—	—	—
Equity total return swaps – long positions	—	1,037.1	2.6	19.0	—	1,363.5	2.4	49.2
Warrants	19.4	69.3	24.7	—	11.7	44.6	15.9	—
Credit derivatives:
Credit default swaps	53.3	2,246.2	8.6	—	66.8	3,059.6	49.8	—
Warrants	2.7	90.0	0.1	—	24.3	340.2	50.0	—
CPI-linked derivative contracts	445.5	46,304.9	124.9	—	421.1	46,518.0	208.2	—
Foreign exchange forward contracts	—	—	13.5	25.2	—	—	32.9	8.2
Other derivative contracts	—	—	15.0	13.6	—	—	1.3	5.5
Total			238.5	187.7			455.1	170.2
The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index and the S&P/TSX 60 index (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities as set out in the table below. During the third quarter of 2012, the company entered into a long equity index total return swap on the Russell 2000 index with a notional amount of $800.0 as a temporary measure to reduce its economic equity hedges as a proportion of its equity and equity related holdings. In the future, the company may manage its net exposure to its equity and equity related holdings by reducing its equity hedges on a more permanent basis by closing out a portion of its equity hedges or by increasing its equity exposure if attractive opportunities become available. At September 30, 2012, equity hedges with a net notional amount of $7,186.1 ($7,135.2 at December 31, 2011) represented 102.5% (104.6% at December 31, 2011) of the company's equity and equity-related holdings of $7,008.2 ($6,822.7 at December 31, 2011). During the third quarter and first nine months of 2012, the company paid net cash of $490.8 and $798.2 (2011 - received net cash of $946.7 and $586.4) respectively in connection with the reset provisions of its short equity and equity index total return swaps. Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	September 30, 2012			December 31, 2011
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000(2)	52,881,400	3,501.9	662.22	52,881,400	3,501.9	662.22
S&P 500	10,532,558	1,117.3	1,060.84	12,120,558	1,299.3	1,071.96
S&P/TSX 60	13,044,000	206.1	641.12	—	—	—
Other equity indices	—	140.0	—	—	140.0	—
Individual equities	—	1,622.4	—	—	1,597.3	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

(2)	Excludes the long equity index total return swap on the Russell 2000 index with a notional amount of $800.0 entered into in the third quarter of 2012.

As at September 30, 2012, the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $971.5 ($1,280.0 at December 31, 2011). During the third quarter and first nine months of 2012, the company received net cash of $20.7 and $47.0 (2011 - paid net cash of $48.0 and $99.5), respectively, from counterparties in connection with the reset provisions of the company's long equity total return swaps (excluding the impact of collateral requirements).

At September 30, 2012, the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $1,079.1 ($1,135.3 at December 31, 2011), comprised of collateral of $847.0 ($962.6 at December 31, 2011) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and net collateral of $232.1 ($172.7 at December 31, 2011) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At September 30, 2012, the warrants have expiration dates ranging from 2 years to 10 years (2 years to 5 years at December 31, 2011).
Credit contracts
Since 2003, the company's investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets as the notional amount of credit default swaps held has declined. At September 30, 2012, the company's remaining credit default swaps have a weighted average life of less than one year (1.3 years at December 31, 2011) and a notional amount and fair value of $2,246.2 ($3,059.6 at December 31, 2011) and $8.6 ($49.8 at December 31, 2011) respectively.
The company previously held various bond warrants which provided the company an option to purchase certain long dated corporate bonds. During the first nine months of 2012, the company exercised substantially all its bond warrants and recognized a net realized gain on investment of $32.4 (2011 - nil).
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2012, these contracts have a remaining weighted average life of 7.8 years (8.6 years at December 31, 2011) and a notional amount and fair value as shown in the table above. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company's CPI-linked derivative contracts:

	September 30, 2012			December 31, 2011
	Notional Amount		Weighted average strike price	Notional Amount		Weighted average strike price
Underlying CPI Index	Original currency	U.S. dollars		Original currency	U.S. dollars
United States	18,175.0	18,175.0	221.23	18,175.0	18,175.0	216.95
United Kingdom	550.0	888.1	216.01	550.0	854.8	216.01
European Union	20,425.0	26,276.9	109.74	20,425.0	26,514.6	109.74
France	750.0	964.9	120.09	750.0	973.6	120.09
		46,304.9			46,518.0

During the third quarter and first nine months of 2012, the company paid additional premiums of $20.2 to increase the strike price on certain U.S. CPI-linked derivative contracts, increasing the weighted average strike price of all of its U.S. CPI-linked derivative contracts from 216.95 to 221.23. During the third quarter and first nine months of 2012, the company purchased nil (2011 - nil) and nil (2011 - $13,596.7) notional amount of CPI-linked derivative contracts at a cost of nil (2011 - nil) and nil (2011 - $122.6) and recorded net mark-to-market losses of $38.3 (2011 - net mark-to-market gains of $51.2) and net mark-to-market losses of $99.3 (2011 - $234.0) respectively on positions remaining open at the end of the period.
Foreign exchange forward contracts
A significant portion of the company's business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2012, consisted of cash of $29.3 ($50.5 at December 31, 2011) and government securities of $15.7 ($156.8 at December 31, 2011) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2012. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

Hedge of net investment in Northbridge
The company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,189.9 (principal amount of Cdn$1,075.0 with a fair value of $1,114.6 at December 31, 2011) as a hedge of its net investment in Northbridge for financial reporting purposes. In the third quarter and first nine months of 2012, the company recognized pre-tax losses of $38.1 (2011 - pre-tax gains of $82.2) and $36.8 (2011 - pre-tax gains of $57.3), respectively, related to foreign currency movements on the unsecured senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	Gross		Ceded		Net
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Provision for unearned premiums	2,842.1	2,487.3	423.0	388.1	2,419.1	2,099.2
Provision for losses and loss adjustment expenses	17,462.2	17,232.2	3,568.0	3,496.8	13,894.2	13,735.4
Total insurance contract liabilities	20,304.3	19,719.5	3,991.0	3,884.9	16,313.3	15,834.6
Provision for unearned premiums
The following changes have occurred in the provision for unearned premiums for the nine months ended September 30:

	2012	2011
Provision for unearned premiums – January 1	2,487.3	2,120.9
Gross premiums written	5,507.5	5,210.0
Less: premiums earned	(5,193.9)	(4,867.7)
Acquisitions of subsidiaries	—	206.9
Foreign exchange effect and other	41.2	(53.4)
Provision for unearned premiums - September 30	2,842.1	2,616.7

Provision for losses and loss adjustment expenses
The following changes have occurred in the provision for losses and loss adjustment expenses for the nine months ended September 30:

	2012	2011
Provision for losses and loss adjustment expenses – January 1	17,232.2	16,049.3
Foreign exchange effect and other	140.7	(186.4)
Decrease in estimated losses and expenses for claims occurring in the prior years	(49.5)	(56.4)
Losses and expense for claims occurring in the current year	3,510.8	4,082.8
Paid on claims occurring during:
the current year	(682.8)	(741.8)
the prior years	(2,759.8)	(2,886.8)
Acquisitions of subsidiaries and reinsurance-to-close transactions	70.6	769.3
Provision for losses and loss adjustment expenses – September 30	17,462.2	17,030.0

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities is comprised as follows:

	September 30, 2012	December 31, 2011
Reinsurers’ share of unearned premiums	423.0	388.1
Reinsurers’ share of provision for losses and loss adjustment expenses	4,241.1	4,105.5
Provision for uncollectible reinsurance	(295.0)	(295.5)
	4,369.1	4,198.1

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon its analysis of historical recoveries, the level of allowance already in place and management's judgment on future collectability. The provision for uncollectible reinsurance at September 30, 2012, was $295.0 ($295.5 at December 31, 2011).

Changes in the reinsurers' share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the nine months ended September 30 were as follows:

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2012	500.9	3,604.6	388.1	(295.5)	4,198.1
Reinsurers’ share of losses paid to insureds	579.9	(579.9)	—	—	—
Reinsurance recoveries received	(530.9)	—	—	—	(530.9)
Reinsurers’ share of losses or premiums earned	—	584.2	(875.1)	—	(290.9)
Premiums ceded to reinsurers	—	—	907.4	—	907.4
Change in provision, recovery or write-off of impaired balances	(2.2)	—	—	1.1	(1.1)
Acquisitions of subsidiaries and reinsurance-to-close transactions	7.4	42.1	—	—	49.5
Foreign exchange effect and other	5.1	29.9	2.6	(0.6)	37.0
Balance – September 30, 2012	560.2	3,680.9	423.0	(295.0)	4,369.1

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	629.6	(629.6)	—	—	—
Reinsurance recoveries received	(634.5)	—	—	—	(634.5)
Reinsurers’ share of losses or premiums earned	—	713.9	(832.3)	—	(118.4)
Premiums ceded to reinsurers	—	—	889.5	—	889.5
Change in provision, recovery or write-off of impaired balances	(3.1)	(3.5)	—	14.9	8.3
Acquisitions of subsidiaries and reinsurance-to-close transactions	29.8	290.6	95.3	—	415.7
Foreign exchange effect and other	(5.7)	(26.8)	(10.8)	1.0	(42.3)
Balance – September 30, 2011	474.1	3,712.7	421.5	(333.0)	4,275.3
Reinsurers' share of provision for losses and loss adjustment expenses at September 30 includes $378.1 and $271.4 of paid losses net of provisions for 2012 and 2011, respectively.
Included in commissions, net is commission income from reinsurance contracts of $67.3 and $169.1 for the three and nine months ended September 30, 2012 (2011 - $76.1 and $164.0) respectively.

10.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	September 30, 2012			December 31, 2011
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness	65.5	65.4	65.4	1.0	1.0	1.0
Long term debt – holding company borrowings	2,410.5	2,351.2	2,549.6	2,462.8	2,394.6	2,453.2
Long term debt – subsidiary company borrowings	623.6	618.1	636.6	630.1	622.9	628.2
	3,099.6	3,034.7	3,251.6	3,093.9	3,018.5	3,082.4

(1)	Principal net of unamortized issue costs and discounts.

(2)	Based principally on market prices, where available, or discounted cash flow models.
Subsequent to September 30, 2012
On October 18, 2012, the company announced that its runoff subsidiary, TIG Insurance Company ("TIG"), had agreed with the holder of the loan note issued by TIG in connection with its acquisition of General Fidelity Insurance Company in August 2010 to pay $200.0 in full satisfaction of that note. At September 30, 2012 the loan note had a carrying value of $159.7 ($152.7 at December 31, 2011).

On October 15, 2012, the company completed a public debt offering of Cdn$200.0 principal amount of 5.84% unsecured senior notes due October 14, 2022 at an issue price of $99.963 for net proceeds after discount, commissions and expenses of $203.0 (Cdn$198.6). Commissions and expenses of $1.3 (Cdn$1.3) will be included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at a price equal to the greater of par and a redemption price based on the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to October 14, 2022.

Nine months ended September 30, 2012
On May 15, 2012, Crum & Foster redeemed for $6.4 of cash the $6.2 principal amount of its unsecured senior notes due May 2017.

On April 26, 2012, the company repaid the $86.3 principal amount of its unsecured senior notes upon maturity.
Nine months ended September 30, 2011
First Mercury
The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 15. At the acquisition date, the company's consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt.

On May 15, 2011, First Mercury redeemed for cash all $8.2 principal amount of its outstanding Trust I trust preferred securities due April 2034 for cash consideration of $8.7.

On May 24, 2011, First Mercury redeemed for cash all $12.4 principal amount of its outstanding Trust II trust preferred securities due May 2034 for cash consideration of $13.1.

On May 27, 2011, First Mercury repurchased for cash $5.0 principal amount of its outstanding Trust IV trust preferred securities due September 2037 for cash consideration of $4.9.

Debt and Tender Offerings
On May 9, 2011, the company completed a private placement debt offering of $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021 at an issue price of $99.646 for net proceeds after discount, commissions and expenses of $493.9. Commissions and expenses of $4.3 were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, together, in each case, with accrued interest thereon to the date of redemption.

On May 25, 2011, the company completed a public debt offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due May 25, 2021 at an issue price of $99.592 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0). Commissions and expenses of $2.4 (Cdn$2.4) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to May 25, 2021 and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

Pursuant to the tender offer as amended on May 20, 2011 (the “Amended Tender Offer”), the net proceeds of the debt offerings described above were used to purchase for cash the following debt during May and June of 2011:

	Principal amount	Cash consideration
Fairfax unsecured senior notes due 2012 (“Fairfax 2012 notes”)	71.0	75.6
Fairfax unsecured senior notes due 2017 (“Fairfax 2017 notes”)	227.2	252.9
Crum & Foster unsecured senior notes due 2017	323.8	357.8
OdysseyRe unsecured senior notes due 2013 (“OdysseyRe 2013 notes”)	35.9	40.8
Total	657.9	727.1

Unsecured senior notes repurchased in connection with the Amended Tender Offer were accounted for as an extinguishment of debt. Accordingly, other expenses during the first nine months of 2011 included a one-time charge of $104.2 recognized on the repurchase of long-term debt (including the release of $35.0 of unamortized issue costs and discounts and other transaction costs incurred in connection with the Amended Tender Offer). The principal amount of $657.9 in the table above, is net of $7.0, $23.3 and $6.2 aggregate principal amounts of Fairfax 2017, Fairfax 2012, and OdysseyRe 2013 unsecured senior notes, respectively, which were owned in Zenith National's investment portfolio prior to being acquired by Fairfax and tendered to the Amended Tender Offer by Zenith National. Similarly, the $727.1 of cash consideration in the table above is net of $39.7 of total consideration paid to Zenith National in connection with the Amended Tender Offer. The notes tendered by Zenith National were eliminated within Fairfax's consolidated financial reporting since the acquisition date of Zenith National.

Credit Facilities
On July 13, 2012, OdysseyRe's $100.0 credit facility which was maintained with a syndicate of lenders expired and was not renewed. Letters of credit issued under this credit facility in support of assumed reinsurance obligations, totaling $34.3 as at September 30, 2012, will remain outstanding through December 31, 2012, unless such are replaced earlier by OdysseyRe with other collateral.

On January 31, 2012, Ridley entered into a three-year revolving credit agreement replacing its previous credit facility. Ridley may borrow the lesser of $50.0 or a calculated amount based on the level of eligible trade accounts receivable and inventory. The credit agreement is secured by first-ranking general security agreements covering substantially all of Ridley's assets.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2012	2011
Subordinate voting shares – January 1	19,627,026	19,706,477
Purchases for cancellation	—	(25,700)
Net treasury shares acquired	(47,275)	(44,206)
Subordinate voting shares – September 30	19,579,751	19,636,571
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	20,328,521	20,385,341

Capital transactions
Nine months ended September 30, 2012
On March 21, 2012, the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $231.7 (Cdn$230.1). Commissions and expenses of $7.4 were charged to preferred stock. The Series K preferred shares have a dividend rate of 5.00% per annum and are redeemable by the company on March 31, 2017, and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series K preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series L on March 31, 2017, and on each subsequent five-year anniversary date. The Series L preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2017, or any subsequent five-year anniversary, plus 3.51%.

Repurchase of shares
During the third quarter and first nine months of 2012, the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the third quarter and first nine months of 2011, the company repurchased for cancellation nil and 25,700 subordinate voting shares for a net cost of nil and $10.0, of which nil and $5.8 was charged to retained earnings respectively.

Dividends
Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2012	January 19, 2012	January 26, 2012	$10.00	$205.8
January 5, 2011	January 19, 2011	January 26, 2011	$10.00	$205.9

Accumulated other comprehensive income (loss)
The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	September 30, 2012			December 31, 2011
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	6.0	(3.5)	2.5	7.2	(1.9)	5.3
Currency translation account	149.5	(20.7)	128.8	101.9	(20.4)	81.5
	155.5	(24.2)	131.3	109.1	(22.3)	86.8

12.	Earnings per Share
Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2012	2011	2012	2011
Net earnings attributable to shareholders of Fairfax	34.6	973.9	128.3	816.6
Preferred share dividends	(16.1)	(12.4)	(44.6)	(38.9)
Net earnings attributable to common shareholders – basic and diluted	18.5	961.5	83.7	777.7

Weighted average common shares outstanding – basic	20,329,850	20,385,494	20,339,929	20,413,756
Restricted share awards	249,730	188,322	235,366	169,366
Weighted average common shares outstanding – diluted	20,579,580	20,573,816	20,575,295	20,583,122

Net earnings per common share – basic	$0.91	$47.17	$4.12	$38.10
Net earnings per common share – diluted	$0.90	$46.73	$4.07	$37.78

13.	Income Taxes
The company’s provision for income taxes for the three and nine months ended September 30 is as follows:

	Third quarter		First nine months
	2012	2011	2012	2011
Current income tax:
Current year expense	25.6	197.9	55.2	183.0
Adjustments to prior years’ income taxes	(13.1)	7.2	(12.2)	7.0
	12.5	205.1	43.0	190.0
Deferred income tax:
Origination and reversal of temporary differences	(30.7)	310.1	(57.8)	152.7
Adjustments to prior years' deferred income taxes	19.9	(7.6)	24.8	(7.7)
Other	1.4	6.8	9.0	7.2
	(9.4)	309.3	(24.0)	152.2

Provision for income taxes	3.1	514.4	19.0	342.2

A reconciliation of income tax calculated at the Canadian statutory income tax rate to the income tax provision at the effective tax rate in the consolidated financial statements for the three and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2012	2011	2012	2011
Provision for income taxes at the Canadian statutory income tax rate	10.7	420.6	40.2	327.9
Non-taxable investment income	(27.5)	(18.0)	(74.0)	(57.1)
Tax rate differential on income and losses incurred outside Canada	(6.9)	82.3	(26.5)	53.0
Change in unrecorded tax benefit of losses	22.2	(5.5)	59.3	(14.9)
Foreign exchange	(1.6)	21.6	0.2	19.4
Change in tax rate for deferred income taxes	(0.4)	9.1	(2.3)	6.0
Provision (recovery) relating to prior years	10.7	5.3	14.3	(0.4)
Other including permanent differences	(4.1)	(1.0)	7.8	8.3
Provision for income taxes	3.1	514.4	19.0	342.2

The effective income tax rates in the third quarter and first nine months of 2012 of 7.7% and 12.5%, respectively, differed from the company’s Canadian statutory income tax rate of 26.5% primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by the utilization of previously unrecorded income tax losses.

The effective income tax rates in the third quarter and first nine months of 2011 of 34.5% and 29.5%, respectively, differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is greater than the company’s statutory income tax rate and the effects of foreign exchange, partially offset by non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and the utilization of previously unrecorded income tax losses.

14.	Contingencies and Commitments

Lawsuits

(a)
On July 25, 2011, a lawsuit seeking class action status was filed in the United States District Court for the Southern District of New York against Fairfax, certain of its current and former directors and officers, OdysseyRe and Fairfax's auditors. The plaintiff sought to represent a class of all purchasers of securities of Fairfax listed or registered on a U.S. exchange between May 21, 2003, and March 22, 2006, inclusive. The complaint alleged that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax's and OdysseyRe's assets, earnings, losses, financial condition, and internal financial controls. The defendants' motions to dismiss the lawsuit were granted by the Court, with prejudice ("with prejudice" means that the plaintiff does not have the right to file a further amended complaint). Although the plaintiff initially appealed the dismissal of its lawsuit to the United States Court of Appeals, it subsequently stipulated to its voluntary dismissal of the appeal with prejudice ("with prejudice" means that the plaintiff cannot revive that appeal in the future), and the Appeals Court has consequently made an order confirming that dismissal. As a result, this lawsuit has been finally dismissed.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. Fairfax will appeal this dismissal, as it believes that the legal basis for the dismissal is incorrect. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

15.	Acquisitions and Divestitures

Subsequent to September 30, 2012

Acquisition of Brit Insurance Limited

On October 12, 2012, the company's runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of 100% of the outstanding shares of Brit Insurance Limited ("Brit Insurance") for cash purchase consideration of $332.2 (206.7 British pound sterling). The Brit Insurance purchase price was primarily financed internally by the company's runoff subsidiaries. The carrying value of the assets and liabilities of Brit Insurance at the date of acquisition (estimated to be $1,355 for portfolio investments (including cash and short term investments), $1,958 for insurance contract liabilities and $917 for recoverable from reinsurers) may be adjusted in future reporting periods as the company completes its formal valuation of the assets and liabilities acquired. The assets and liabilities and results of operations of Brit Insurance will be consolidated within the company's financial reporting in the Runoff reporting segment. Brit Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. Effective October 12, 2012, Brit Insurance was renamed RiverStone Insurance Limited.

Disposition of Cunningham Lindsay Group Limited

On October 1, 2012, the company announced that it had entered into an agreement to sell its 43.4% interest in Cunningham Lindsey Group Limited ("Cunningham Lindsey") to a private equity fund for proceeds of approximately $260, subject to certain closing adjustments. The company will invest up to approximately $35 of the proceeds received in shares of Cunningham Lindsey to continue to be a minority shareholder. The transaction is subject to normal closing conditions including regulatory approvals and is expected to close in the fourth quarter of 2012.

Nine months ended September 30, 2012

Acquisition of Thomas Cook (India) Limited

During the third quarter of 2012, the company acquired an 87.1% interest in Thomas Cook (India) Limited (“Thomas Cook India”) for cash purchase consideration of $172.7. On August 14, 2012, the company acquired 76.7% of the common shares of Thomas Cook India from its U.K. based parent company Thomas Cook Group plc, for cash purchase consideration of $146.6. The company was then required to make a tender offer to purchase the shares of the minority shareholders of Thomas Cook India pursuant to securities regulations in India. The tender offer resulted in the acquisition of an additional 10.4% of the common shares of Thomas Cook India for cash purchase consideration of $26.1. The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of Thomas Cook India is summarized in the table following the next two paragraphs.

Additional investment in Thai Reinsurance Public Company Limited
On March 19, 2012, the company increased its ownership of the common shares of Thai Reinsurance Public Company Limited (“Thai Re”), from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares, wherein it paid aggregate cash purchase consideration of $77.0 (2.4 billion Thai Baht) for its increased shareholding. Accordingly, on March 19, 2012, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.
On January 10, 2012, the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend of Cdn$0.08 payment made by Prime Restaurants to its common shareholders), representing an aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of that company, reducing Fairfax's net cash outflow to $56.7 (Cdn$57.7) and its ownership from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants are included in the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada. The identifiable assets acquired and liabilities assumed in connection with the acquisition of Prime Restaurants is summarized in the table below.

	Thomas Cook India	Prime Restaurants
Acquisition date	August 14, 2012	January 10, 2012
Percentage of common shares acquired	87.1%	81.7%
Assets:
Portfolio investments(1)	40.8	5.3
Deferred income taxes	—	6.6
Goodwill and intangible assets	130.6	64.0
Other assets	88.4	8.7
	259.8	84.6
Liabilities:
Subsidiary indebtedness(2)	28.8	3.1
Accounts payable and accrued liabilities	49.5	12.1
Income taxes payable	1.4	—
Deferred income taxes	0.6	—
	80.3	15.2
Non-controlling interests	6.8	12.7
Net assets acquired	172.7	56.7
	259.8	84.6

(1)	Included in the carrying value of the acquired portfolio investments of Thomas Cook India and Prime Restaurants were $38.3 and $5.3, respectively, of subsidiary cash and cash equivalents.

(2)	Included in the carrying value of the assumed subsidiary indebtedness of Thomas Cook India was $5.7 of bank overdraft.

Nine months ended September 30, 2011
Acquisition of William Ashley China Corporation
On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation (“William Ashley”) for nominal cash consideration and recorded assets acquired of $24.6 and liabilities assumed of $24.6. The assets and liabilities and results of operations of William Ashley are included in the company's financial reporting in the Other reporting segment. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada.

Acquisition of The Pacific Insurance Berhad
On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for aggregate cash purchase consideration of $71.5 (216.5 million Malaysian ringgit). The assets and liabilities and results of operations of Pacific Insurance are included in the company's financial reporting in the Insurance - Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. Identifiable assets acquired and liabilities assumed in connection with the acquisition of Pacific Insurance are summarized in the table below.

Acquisition of First Mercury Financial Corporation
On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per common share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company's financial reporting in the Insurance - U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The identifiable assets acquired and liabilities assumed are summarized in the table below.

	Pacific Insurance	First Mercury
Acquisition date	March 24, 2011	February 9, 2011
Percentage of common shares acquired	100%	100%
Assets:
Insurance contract receivables	7.3	46.9
Portfolio investments(1)	80.2	822.3
Recoverable from reinsurers	26.1	377.4
Deferred income taxes	0.1	9.2
Intangible assets	—	54.7
Goodwill	25.5	79.5
Other assets	10.9	68.9
	150.1	1,458.9
Liabilities:
Subsidiary indebtedness(2)	—	29.7
Accounts payable and accrued liabilities	9.5	73.8
Short sale and derivative obligations	—	2.9
Funds withheld payable to reinsurers	—	83.8
Insurance contract liabilities	69.1	907.4
Long term debt	—	67.0
	78.6	1,164.6
Net assets acquired	71.5	294.3
	150.1	1,458.9

(1)	Included in the carrying value of the acquired portfolio investments of Pacific Insurance and First Mercury were $22.0 and $650.1, respectively, of subsidiary cash and cash equivalents.

(2)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

Cunningham Lindsey Group Limited
On January 4, 2011, the company's associate Cunningham Lindsey acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

16.	Financial Risk Management

Overview
The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2012, compared to those identified at December 31, 2011, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2011, except as discussed below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2012, compared to December 31, 2011. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012, for underwriting results by operating segment.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at September 30, 2012, compared to December 31, 2011.
Investments in Debt Instruments
The company's risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.
The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	September 30, 2012		December 31, 2011
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,294.4	21.9	2,955.5	25.1
AA/Aa	4,818.1	46.1	5,408.0	45.9
A/A	1,983.0	19.0	1,822.6	15.5
BBB/Baa	311.9	3.0	349.3	3.0
BB/Ba	50.9	0.5	75.5	0.6
B/B	234.6	2.2	125.6	1.1
Lower than B/B and unrated	760.9	7.3	1,034.4	8.8
Total	10,453.8	100.0	11,770.9	100.0
Counterparties to Derivative Contracts
Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.
Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts:

	September 30, 2012	December 31, 2011
Total derivative assets(1)	213.7	389.2
Impact of net settlement arrangements	(80.9)	(101.0)
Fair value of collateral deposited for the benefit of the company(2)	(44.7)	(141.6)
Excess collateral pledged by the company in favour of counterparties	174.9	129.7
Initial margin not held in segregated third party custodian accounts	91.0	80.6
Net derivative counterparty exposure after net settlement and collateral arrangements	354.0	356.9

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $0.3 ($65.7 at December 31, 2011) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at September 30, 2012, consisted of cash of $29.3 ($50.5 at December 31, 2011) and government securities of $15.7 ($156.8 at December 31, 2011) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities on the consolidated balance sheets. The company had not exercised its right to sell or repledge collateral at September 30, 2012. The net derivative counterparty exposure, after net settlement and collateral arrangements, related principally to the aggregation of balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at September 30, 2012, to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods on an individual reinsurer basis.
Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company's policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.
The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The holding company's remaining known significant commitments for 2012 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, provide adequate liquidity to meet the holding company's remaining known obligations in 2012 and 2013. In addition to these resources, the holding company received net proceeds of $203.0 (Cdn$198.6) on October 15, 2012 from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due October 14, 2022, and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility, which is currently, totally undrawn.
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries). In addition to commitments incurred in the normal course of operations, the company's runoff operations have provided the principal sources of funding required to complete the acquisition of Brit Insurance Limited which closed on October 12, 2012 (as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2012).
The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At September 30, 2012, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $23.6 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At September 30, 2012, these asset classes represented approximately 6.9% (6.4% at December 31, 2011) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments.
The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2012, the insurance and reinsurance subsidiaries paid net cash of $405.7 and $589.2, respectively (received net cash of $716.5 and $364.1 in the third quarter and first nine months of 2011, respectively) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the third quarter and first nine months of 2012, the holding company paid net cash of $64.4 and $162.0, respectively (received net cash of $182.2 and $122.8 in the third quarter and first nine months of 2011, respectively) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company's primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company's interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At September 30, 2012, the company's investment portfolio included $10.5 billion of fixed income securities (measured at fair value) which are subject to interest rate risk. Since December 31, 2011, the company's exposure to interest rate has decreased, primarily as a result of the sale of government bonds (U.S. treasury and Canadian provincial bonds) where the proceeds were retained in cash or reinvested into short term investments with minimal exposure to interest rate risk. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2012, compared to December 31, 2011.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	September 30, 2012			December 31, 2011
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	8,806.7	(1,097.5)	(15.8)	9,492.1	(1,536.0)	(19.4)
100 basis point increase	9,600.6	(569.1)	(8.2)	10,597.7	(794.0)	(10.0)
No change	10,453.8	—	—	11,770.9	—	–
100 basis point decrease	11,487.6	698.3	9.9	13,127.7	922.8	11.5
200 basis point decrease	12,761.8	1,538.5	22.1	14,769.9	2,039.6	25.5
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.
Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company's exposure to equity price risk through its equity and equity-related holdings at September 30, 2012, compared to December 31, 2011, are described below.

The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index and the S&P/TSX 60 index (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities. In the third quarter of 2012, the company's equity and equity-related holdings after equity hedges produced a net loss of $162.0 ($341.1 in the first nine months of 2012) compared to a net gain of $160.7 in the third quarter of 2011 ($354.4 in the first nine months of 2011). At September 30, 2012, equity hedges with a notional amount of $7,186.1 ($7,135.2 at December 31, 2011) represented 102.5% (104.6% at December 31, 2011) of the company's equity and equity-related holdings of $7,008.2 ($6,822.7 at December 31, 2011).

During the third quarter of 2012, the company entered into a long equity index total return swap on the Russell 2000 index with a notional amount of $800.0 as a temporary measure to reduce its economic equity hedges as a proportion of its equity and equity-related holdings. In the future, the company may manage its net exposure to its equity and equity related holdings by reducing its equity hedges on a more permanent basis by closing out a portion of its equity hedges or by increasing its equity exposure if attractive opportunities become available. The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company's full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's historical financial position and results of operations as of and for the three and nine months ended September 30, 2012 and 2011:

	September 30, 2012		Quarter ended September 30, 2012	Nine months ended September 30, 2012	September 30, 2011		Quarter ended September 30, 2011	Nine months ended September 30, 2011
	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,295.3	4,295.3	252.9	284.4	3,846.7	3,846.7	(882.4)	(631.9)
Preferred stocks – convertible	436.0	436.0	0.6	(15.4)	382.4	382.4	(178.7)	(72.3)
Bonds – convertible	392.9	392.9	39.9	146.7	347.2	347.2	(121.6)	(4.9)
Investments in associates(1)	777.6	589.2	—	29.8	627.2	530.2	—	—
Derivatives and other invested assets:
Equity total return swaps – long positions	1,037.1	(16.4)	(25.5)	77.4	1,134.5	(53.5)	(157.4)	(145.5)
Equity warrants	69.3	24.7	1.7	0.8	33.4	8.1	(1.8)	15.8
Total equity and equity related holdings	7,008.2	5,721.7	269.6	523.7	6,371.4	5,061.1	(1,341.9)	(838.8)

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,701.5)	(38.0)	(103.7)	(90.8)	(1,629.2)	174.1	274.4	273.4
Equity index total return swaps – short positions	(6,284.6)	(35.2)	(320.7)	(766.8)	(5,093.6)	293.9	1,228.2	919.8
Equity index total return swaps – long positions (Russell 2000)	800.0	(7.6)	(7.2)	(7.2)	—	—	—	—
	(7,186.1)	(80.8)	(431.6)	(864.8)	(6,722.8)	468.0	1,502.6	1,193.2

Net exposure (short) and financial effects	(177.9)		(162.0)	(341.1)	(351.4)		160.7	354.4

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard, Singapore Re, Thai Re and Falcon Thailand which the company considers to be long term strategic holdings.

Risk of Decreasing Price Levels
The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2012, these contracts have a remaining weighted average life of 7.8 years (8.6 years at December 31, 2011), a notional amount of $46,304.9 ($46,518.0 at December 31, 2011) and fair value of $124.9 ($208.2 at December 31, 2011). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.
During the third quarter and first nine months of 2012, the company paid additional premiums of $20.2 to increase the strike price on certain U.S. CPI-linked derivative contracts, increasing the weighted average strike price of all of its U.S. CPI-linked derivative contracts from 216.95 to 221.23. During the third quarter and first nine months of 2012, the company purchased nil (2011- nil) and nil (2011 - $13,596.7) notional amount of CPI-linked derivative contracts at a cost of nil (2011 - nil) and nil (2011 - $122.6) and recorded net mark-to-market losses of $38.3 (2011 - net mark-to-market gains of $51.2) and net mark-to-market losses of $99.3 (2011 - $234.0) respectively on positions remaining open at the end of the period.
The CPI-linked derivative contracts are extremely volatile with the result that their market value and their liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at September 30, 2012, compared to December 31, 2011.
At September 30, 2012, the company had outstanding Cdn$1,237.5 (Cdn$1,000.0 at December 31, 2011) of stated capital of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers a portion of the stated capital of these preferred shares as an additional economic hedge of its net investment in Northbridge, as described in note 7.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2012, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $11,592.0, compared to $11,427.0 at December 31, 2011. The company manages its capital based on the following financial measurements and ratios:

	September 30, 2012	December 31, 2011
Holding company cash and investments (net of short sale and derivative obligations)	921.6	962.8

Holding company debt	2,033.1	2,080.6
Subsidiary debt	683.5	623.9
Other long term obligations – holding company	318.1	314.0
Total debt	3,034.7	3,018.5
Net debt	2,113.1	2,055.7

Common shareholders’ equity	7,328.3	7,427.9
Preferred stock	1,166.4	934.7
Non-controlling interests	62.6	45.9
Total equity	8,557.3	8,408.5

Net debt/total equity	24.7%	24.4%
Net debt/net total capital(1)	19.8%	19.6%
Total debt/total capital(2)	26.2%	26.4%
Interest coverage(3)	2.0x	1.0x
Interest and preferred share dividend distribution coverage(4)	1.4x	0.7x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance
Northbridge - Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market. Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance.

U.S. Insurance - This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.
Fairfax Asia - Included in the Fairfax Asia reporting segment are the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), and in Malaysia since March 24, 2011, following the acquisition of Pacific Insurance pursuant to the transaction described in note 15. Fairfax Asia also includes the company's equity accounted interest in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance
OdysseyRe - OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's of London marketplace.
Insurance and Reinsurance - Other
This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re and Wentworth. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Pursuant to this transaction, Syndicate 3330 transferred to Syndicate 3500 cash and investments of $49.5 and other net assets of $12.7 (primarily comprised of net insurance contract receivables) and Syndicate 3500 assumed $62.2 of the net loss reserves of Syndicate 3300. The company's management does not consider the initial effects of this intercompany transaction in its assessment of the operating results of the Advent and Runoff reporting segments and accordingly, the tables that follow do not give effect to the reinsurance-to-close premiums and incurred losses which would have been ceded by Advent and assumed by Runoff and reflected in their respective standalone statements of earnings. Polish Re is a Polish reinsurance company. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff
The Runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme, Fairmont, GFIC and Clearwater. The U.K. and international runoff operations of RiverStone (UK) had reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services. As a result of the progress made by RiverStone in managing and reducing the claims reserves of RiverStone (UK), this reinsurance arrangement with nSpire Re was commuted effective January 1, 2012. During the second quarter of 2012, the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates were novated to Wentworth (reported within the Group Re operating segment of the Insurance and Reinsurance - Other reporting segment). The Group Re operating segment received $17.7 of cash and investments as consideration for the assumption of net loss reserves of $17.7. The aforementioned commutation and novations undertaken in connection with the voluntary liquidation of nSpire Re did not have any effect on the consolidated financial reporting of the company. In addition to accepting the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330 as described above, effective January 1, 2012, the company’s runoff Syndicate 3500 received consideration of $9.6 and $5.0 of cash and investments and other net assets, respectively, in exchange for assuming all of the net loss reserves of $14.6 of third party Syndicate 535 and Syndicate 1204.

Other
The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. William Ashley (acquired on August 16, 2011) is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life (acquired on December 22, 2011) is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012, pursuant to the transaction described in note 15) franchises, owns and operates a network of casual dining restaurants and pubs in Canada. Thomas Cook India (acquired on August 14, 2012, pursuant to the transaction described in note 15) is an integrated travel and travel related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

Corporate and Other
Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss) by Reporting Segment
An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:
Quarter ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	283.6	517.8	128.5	813.2	111.6	1,854.7	—	—	—	—	1,854.7
Intercompany	0.1	—	(0.7)	3.0	25.4	27.8	—	—	—	(27.8)	—
	283.7	517.8	127.8	816.2	137.0	1,882.5	—	—	—	(27.8)	1,854.7
Net premiums written(1)	214.8	446.5	53.8	682.3	112.7	1,510.1	—	—	—	—	1,510.1
Net premiums earned(1)
External	276.0	471.8	62.9	692.2	99.6	1,602.5	—	—	—	—	1,602.5
Intercompany	(22.0)	(1.3)	(3.8)	1.3	26.0	0.2	—	—	—	—	0.2
	254.0	470.5	59.1	693.5	125.6	1,602.7	—	—	—	—	1,602.7
Underwriting expenses	(254.6)	(498.1)	(49.2)	(598.8)	(128.3)	(1,529.0)	—	—	—	—	(1,529.0)
Underwriting profit (loss)	(0.6)	(27.6)	9.9	94.7	(2.7)	73.7	—	—	—	—	73.7
Interest income	6.6	15.6	6.4	35.4	6.7	70.7	16.9	—	(7.8)	—	79.8
Dividends	3.8	5.6	1.8	7.2	2.0	20.4	2.7	—	2.9	—	26.0
Investment expenses	(2.9)	(4.8)	(0.8)	(6.9)	(1.8)	(17.2)	(3.2)	—	(0.6)	15.4	(5.6)
Interest and dividends	7.5	16.4	7.4	35.7	6.9	73.9	16.4	—	(5.5)	15.4	100.2
Share of profit (loss) of associates	0.1	(3.8)	5.5	(5.8)	4.8	0.8	(10.7)	—	4.7	—	(5.2)
Other
Revenue	—	—	—	—	—	—	0.1	217.6	15.4	(15.4)	217.7
Expenses	—	—	—	—	—	—	(20.6)	(207.7)	—	—	(228.3)
	—	—	—	—	—	—	(20.5)	9.9	15.4	(15.4)	(10.6)
Operating income (loss) before:	7.0	(15.0)	22.8	124.6	9.0	148.4	(14.8)	9.9	14.6	—	158.1
Net gains (losses) on investments	(11.3)	(12.8)	(0.6)	(9.6)	34.6	0.3	27.9	—	(51.8)	—	(23.6)
Interest expense	—	(1.4)	—	(6.9)	(1.1)	(9.4)	(2.4)	(0.8)	(38.9)	—	(51.5)
Corporate overhead and other	(2.3)	(7.0)	—	(6.1)	—	(15.4)	—	—	(27.5)	—	(42.9)
Pre-tax income (loss)	(6.6)	(36.2)	22.2	102.0	42.5	123.9	10.7	9.1	(103.6)	—	40.1
Income taxes											(3.1)
Net earnings											37.0

Attributable to:
Shareholders of Fairfax											34.6
Non-controlling interests											2.4
											37.0

(1)	Excludes nil, $0.1 and $0.1 of Runoff's gross premiums written, net premiums written and net premiums earned, respectively.

Quarter ended September 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	317.7	430.4	121.4	768.7	140.3	1,778.5	—	—	—	—	1,778.5
Intercompany	0.4	0.9	(0.1)	4.2	23.9	29.3	—	—	—	(29.0)	0.3
	318.1	431.3	121.3	772.9	164.2	1,807.8	—	—	—	(29.0)	1,778.8
Net premiums written(1)	245.6	366.7	49.7	642.9	125.4	1,430.3	—	—	—	—	1,430.3
Net premiums earned(1)
External	296.9	384.9	57.7	553.9	99.2	1,392.6	—	—	—	—	1,392.6
Intercompany	(22.7)	(2.1)	(3.6)	3.2	30.9	5.7	—	—	—	—	5.7
	274.2	382.8	54.1	557.1	130.1	1,398.3	—	—	—	—	1,398.3
Underwriting expenses	(278.1)	(419.1)	(39.6)	(576.0)	(190.8)	(1,503.6)	—	—	—	—	(1,503.6)
Underwriting profit (loss)	(3.9)	(36.3)	14.5	(18.9)	(60.7)	(105.3)	—	—	—	—	(105.3)
Interest income	17.9	30.1	5.5	62.3	11.3	127.1	27.0	—	(4.9)	—	149.2
Dividends	3.7	5.6	2.0	7.5	3.6	22.4	2.5	—	1.2	—	26.1
Investment expenses	(2.7)	(3.4)	(0.6)	(4.2)	(2.1)	(13.0)	(5.2)	—	(0.8)	13.3	(5.7)
Interest and dividends	18.9	32.3	6.9	65.6	12.8	136.5	24.3	—	(4.5)	13.3	169.6
Share of profit (loss) of associates	0.7	1.0	4.4	1.1	0.7	7.9	1.1	—	(1.6)	—	7.4
Other
Revenue	—	—	—	—	—	—	1.8	157.8	13.3	(13.3)	159.6
Expenses	—	—	—	—	—	—	(61.1)	(157.0)	—	—	(218.1)
	—	—	—	—	—	—	(59.3)	0.8	13.3	(13.3)	(58.5)
Operating income (loss) before:	15.7	(3.0)	25.8	47.8	(47.2)	39.1	(33.9)	0.8	7.2	—	13.2
Net gains on investments	164.6	410.9	11.5	523.8	28.7	1,139.5	214.6	—	233.9	—	1,588.0
Interest expense	—	(1.9)	—	(7.3)	(1.2)	(10.4)	(2.3)	(0.1)	(40.8)	—	(53.6)
Corporate overhead and other	(3.2)	(13.0)	(0.7)	(6.0)	(4.5)	(27.4)	—	—	(31.3)	—	(58.7)
Pre-tax income (loss)	177.1	393.0	36.6	558.3	(24.2)	1,140.8	178.4	0.7	169.0	—	1,488.9
Income taxes											(514.4)
Net earnings											974.5

Attributable to:
Shareholders of Fairfax											973.9
Non-controlling interests											0.6
											974.5

(1)	Excludes $3.9, $0.9 and $1.8 of Runoff's gross premiums written, net premiums written and net premiums earned, respectively.

Nine months ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	894.4	1,678.2	368.9	2,115.1	450.9	5,507.5	—	—	—	—	5,507.5
Intercompany	1.5	2.1	(0.4)	9.9	74.0	87.1	—	—	—	(87.1)	—
	895.9	1,680.3	368.5	2,125.0	524.9	5,594.6	—	—	—	(87.1)	5,507.5
Net premiums written(1)	705.7	1,464.7	181.4	1,828.5	418.3	4,598.6	—	—	—	—	4,598.6
Net premiums earned(1)
External	817.1	1,325.6	177.8	1,694.3	294.9	4,309.7	—	—	—	—	4,309.7
Intercompany	(65.2)	1.9	(8.6)	7.4	70.7	6.2	—	—	—	—	6.2
	751.9	1,327.5	169.2	1,701.7	365.6	4,315.9	—	—	—	—	4,315.9
Underwriting expenses	(776.0)	(1,424.3)	(148.8)	(1,469.4)	(371.4)	(4,189.9)	—	—	—	—	(4,189.9)
Underwriting profit (loss)	(24.1)	(96.8)	20.4	232.3	(5.8)	126.0	—	—	—	—	126.0
Interest income	32.6	49.5	15.2	117.9	21.7	236.9	58.6	—	(23.5)	—	272.0
Dividends	12.6	18.6	4.8	24.9	5.7	66.6	9.3	—	6.5	—	82.4
Investment expenses	(9.1)	(15.7)	(1.9)	(19.3)	(7.1)	(53.1)	(8.4)	—	(2.0)	43.8	(19.7)
Interest and dividends	36.1	52.4	18.1	123.5	20.3	250.4	59.5	—	(19.0)	43.8	334.7
Share of profit (loss) of associates	(3.2)	(8.6)	6.1	(18.2)	16.6	(7.3)	(9.2)	—	11.5	—	(5.0)
Other
Revenue	—	—	—	—	—	—	5.8	601.2	43.8	(43.8)	607.0
Expenses	—	—	—	—	—	—	(61.0)	(585.5)	—	—	(646.5)
	—	—	—	—	—	—	(55.2)	15.7	43.8	(43.8)	(39.5)
Operating income (loss) before:	8.8	(53.0)	44.6	337.6	31.1	369.1	(4.9)	15.7	36.3	—	416.2
Net gains (losses) on investments	(123.4)	50.3	(3.3)	56.4	35.5	15.5	150.9	—	(159.4)	—	7.0
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Interest expense	—	(4.4)	—	(20.8)	(3.4)	(28.6)	(7.0)	(1.0)	(119.4)	—	(156.0)
Corporate overhead and other	(5.6)	(17.9)	—	(15.6)	(0.2)	(39.3)	—	—	(75.5)	—	(114.8)
Pre-tax income (loss)	(120.2)	(25.8)	41.3	357.6	63.0	315.9	139.0	14.7	(318.0)	—	151.6
Income taxes											(19.0)
Net earnings											132.6

Attributable to:
Shareholders of Fairfax											128.3
Non-controlling interests											4.3
											132.6

(1)	Excludes nil, nil and $5.8 of Runoff's gross premiums written, net premiums written and net premiums earned, respectively.

Nine months ended September 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	998.8	1,380.8	339.0	1,877.5	490.8	5,086.9	—	—	—	—	5,086.9
Intercompany	1.9	1.2	0.8	11.0	31.9	46.8	—	—	—	(46.3)	0.5
	1,000.7	1,382.0	339.8	1,888.5	522.7	5,133.7	—	—	—	(46.3)	5,087.4
Net premiums written(1)	840.8	1,193.1	163.2	1,612.5	391.2	4,200.8	—	—	—	—	4,200.8
Net premiums earned(1)
External	880.6	1,097.2	156.0	1,468.3	298.2	3,900.3	—	—	—	—	3,900.3
Intercompany	(66.8)	(7.5)	(6.9)	9.4	77.5	5.7	—	—	—	—	5.7
	813.8	1,089.7	149.1	1,477.7	375.7	3,906.0	—	—	—	—	3,906.0
Underwriting expenses	(838.9)	(1,205.1)	(120.7)	(1,691.7)	(511.2)	(4,367.6)	—	—	—	—	(4,367.6)
Underwriting profit (loss)	(25.1)	(115.4)	28.4	(214.0)	(135.5)	(461.6)	—	—	—	—	(461.6)
Interest income	66.1	85.9	13.1	186.4	37.6	389.1	83.3	—	(7.0)	—	465.4
Dividends	18.0	21.8	5.3	29.8	4.4	79.3	7.8	—	7.0	—	94.1
Investment expenses	(8.5)	(15.4)	(1.7)	(32.4)	(4.9)	(62.9)	(11.9)	—	(2.7)	61.2	(16.3)
Interest and dividends	75.6	92.3	16.7	183.8	37.1	405.5	79.2	—	(2.7)	61.2	543.2
Share of profit (loss) of associates	1.5	2.1	(8.2)	6.1	(0.3)	1.2	3.0	—	7.5	—	11.7
Other
Revenue	—	—	—	—	—	—	125.4	459.0	61.2	(61.2)	584.4
Expenses	—	—	—	—	—	—	(236.4)	(450.4)	—	—	(686.8)
	—	—	—	—	—	—	(111.0)	8.6	61.2	(61.2)	(102.4)
Operating income (loss) before:	52.0	(21.0)	36.9	(24.1)	(98.7)	(54.9)	(28.8)	8.6	66.0	—	(9.1)
Net gains (losses) on investments	(8.7)	431.5	10.0	486.0	24.4	943.2	402.6	—	260.3	—	1,606.1
Loss on repurchase of long term debt(2)	—	(56.5)	—	(6.1)	—	(62.6)	—	—	(41.6)	—	(104.2)
Interest expense	—	(16.6)	—	(22.1)	(3.4)	(42.1)	(6.6)	(0.6)	(112.5)	—	(161.8)
Corporate overhead and other	(31.0)	(25.5)	(3.3)	(14.3)	(4.7)	(78.8)	—	—	(91.4)	—	(170.2)
Pre-tax income (loss)	12.3	311.9	43.6	419.4	(82.4)	704.8	367.2	8.0	80.8	—	1,160.8
Income taxes											(342.2)
Net earnings											818.6

Attributable to:
Shareholders of Fairfax											816.6
Non-controlling interests											2.0
											818.6

(1)	Excludes $122.6, $119.7 and $125.4 of Runoff's gross premiums written, net premiums written and net premiums earned, respectively.

(2)
Loss on repurchase of long term debt of $104.2 relating to the repurchase of Crum & Foster, OdysseyRe and Fairfax unsecured senior notes is included in other expenses in the consolidated statement of earnings.

A reconciliation of total revenue of the reporting segments to the company's consolidated revenue for the three and nine months ended September 30 is shown below:

	Third quarter		First nine months
	2012	2011	2012	2011
Revenue of reporting segments:
Net premiums earned	1,602.7	1,398.3	4,315.9	3,906.0
Interest and dividends	100.2	169.6	334.7	543.2
Share of profit of associates	(5.2)	7.4	(5.0)	11.7
Net gains (losses) on investments	(23.6)	1,588.0	7.0	1,606.1
Other revenue per reportable segment	217.7	159.6	607.0	584.4
Total consolidated revenues	1,891.8	3,322.9	5,259.6	6,651.4

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 are comprised of the following:

	Third quarter		First nine months
	2012	2011	2012	2011
Losses and loss adjustment expenses	1,015.5	1,081.0	2,728.8	3,159.7
Salaries and employee benefit expenses	237.2	232.5	698.1	685.1
Other reporting segment cost of inventories	146.5	123.4	417.3	353.0
Audit, legal and tax professional fees	35.7	29.8	98.9	104.6
Premium taxes	24.4	25.1	71.9	70.5
Restructuring costs	2.1	3.1	2.2	21.2
Depreciation, amortization and impairment charges	18.2	15.0	49.9	43.9
Operating lease costs	16.3	13.9	49.5	42.8
Loss on repurchase of long term debt	—	—	0.8	104.2
Information technology costs	20.0	21.1	52.6	51.2
Other	34.2	38.6	108.2	114.6
	1,550.1	1,583.5	4,278.2	4,750.8

19.	Supplementary Cash Flow Information
Cash and cash equivalents are included in the consolidated balance sheets as follows:

	September 30, 2012	December 31, 2011
Holding company cash and investments:
Cash and balances with banks	103.4	39.6
Treasury bills and other eligible bills	165.0	3.9
	268.4	43.5
Cash and balances with banks – restricted(1)	10.3	—
	278.7	43.5
Subsidiary cash and short term investments:
Cash and balances with banks	1,061.2	908.3
Treasury bills and other eligible bills	1,664.7	952.0
	2,725.9	1,860.3
Cash and balances with banks – restricted(1)	35.1	48.3
Treasury bills and other eligible bills – restricted(1)	65.3	86.4
	100.4	134.7
	2,826.3	1,995.0
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	8.8	6.2
Treasury bills and other eligible bills	59.5	—
	68.3	6.2
Subsidiary indebtedness:
Bank overdrafts	(17.7)	—
	3,155.6	2,044.7

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes restricted balances of $110.7 and $134.7 at September 30, 2012 and December 31, 2011, respectively.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 are as follows:

	Third quarter		First nine months
	2012	2011	2012	2011
(a) Changes in operating assets and liabilities
Net decrease in restricted cash and cash equivalents	87.5	49.4	26.5	—
Provision for losses and loss adjustment expenses	172.8	99.6	(19.9)	187.7
Provision for unearned premiums	(99.7)	51.6	311.8	337.9
Insurance contract receivables	107.4	(0.7)	(213.3)	(245.9)
Recoverable from reinsurers	(25.5)	(60.8)	(58.3)	(65.2)
Other receivables	(30.7)	15.3	(27.3)	(9.1)
Funds withheld payable to reinsurers	(12.9)	(0.5)	11.6	(0.2)
Accounts payable and accrued liabilities	100.3	191.0	127.8	246.1
Income taxes payable	28.8	37.0	44.4	14.5
Other	(22.8)	161.9	(130.4)	183.0
	305.2	543.8	72.9	648.8

(b) Net interest and dividends received
Interest and dividends received	134.5	227.8	488.3	632.6
Interest paid	(23.1)	(25.8)	(118.4)	(124.8)
	111.4	202.0	369.9	507.8

(c) Net income taxes (paid) refund received	6.1	29.2	(50.7)	13.5

(d) Dividends paid
Common share dividends paid	—	—	(205.8)	(205.9)
Preferred share dividends paid	(16.1)	(12.4)	(44.6)	(38.9)
Dividends paid to non-controlling interests	—	—	(6.7)	—
	(16.1)	(12.4)	(257.1)	(244.8)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of October 25, 2012)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and nine months ended September 30, 2012, and the notes to the MD&A contained in the company's 2011 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
Interest and dividends in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS and is comprised of the sum of interest and dividends and share of profit (loss) of associates.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to Fairfax's insurance and reinsurance operations do not include Fairfax's runoff operations.

Business Developments

Acquisitions and divestitures

Subsequent to September 30, 2012

On October 12, 2012, the company's runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of 100% of the outstanding shares of Brit Insurance Limited ("Brit Insurance") for cash purchase consideration of $332.2 (206.7 British pound sterling). At the date of acquisition, the company estimated the carrying values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of Brit Insurance to be $1,355, $1,958 and $917, respectively. The assets and liabilities and results of operations of Brit Insurance will be consolidated within the company's financial reporting in the Runoff reporting segment. Brit Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. Effective October 12, 2012, Brit Insurance was renamed RiverStone Insurance Limited.

On October 1, 2012, the company announced that it had entered into an agreement to sell its 43.4% interest in Cunningham Lindsey Group Limited ("Cunningham Lindsey") to a private equity fund for proceeds of approximately $260, subject to certain closing adjustments. The company will invest up to $35 of the proceeds received in shares of Cunningham Lindsey to continue to be a minority shareholder. The transaction is subject to normal closing conditions including regulatory approvals and is expected to close in the fourth quarter.

Nine months ended September 30, 2012

On August 14, 2012, the company acquired an 87.1% interest in Thomas Cook (India) Limited (“Thomas Cook India”) for cash purchase consideration of $172.7. The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012, the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for aggregate cash consideration of approximately $77.0, increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012, the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for aggregate net cash consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Year ended December 31, 2011

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”). Sporting Life is a Canadian retailer of sporting goods and sports apparel. The results of operations of Sporting Life since acquisition are included in the Other reporting segment.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation and its affiliates (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The results of operations of William Ashley since acquisition are included in the Other reporting segment.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance - Fairfax Asia reporting segment.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites specialty insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant Insurance (total equity of $36.3 at September 30, 2012) in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three and nine months ended September 30, are shown in the table that follows. Other revenue comprises the revenue earned by Ridley Inc. (“Ridley”), William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates.

	Third quarter		First nine months
	2012	2011	2012	2011
Net premiums earned
Insurance - Canada (Northbridge)	254.0	274.2	751.9	813.8
- U.S. (Crum & Forster and Zenith National)	470.5	382.8	1,327.5	1,089.7
- Asia (Fairfax Asia)	59.1	54.1	169.2	149.1
Reinsurance - OdysseyRe	693.5	557.1	1,701.7	1,477.7
Insurance and Reinsurance - Other	125.6	130.1	365.6	375.7
Runoff	0.1	1.8	5.8	125.4
	1,602.8	1,400.1	4,321.7	4,031.4
Interest and dividends	95.0	177.0	329.7	554.9
Net gains (losses) on investments	(23.6)	1,588.0	7.0	1,606.1
Other revenue	217.6	157.8	601.2	459.0
	1,891.8	3,322.9	5,259.6	6,651.4

Revenue in the third quarter of 2012 of $1,891.8 ($5,259.6 in the first nine months of 2012) decreased significantly from revenue in the third quarter of 2011 of $3,322.9 ($6,651.4 in the first nine months of 2011), reflecting decreased net gains on investments and lower interest and dividend income earned, partially offset by growth in net premiums earned by the company’s insurance and reinsurance operations and increased other revenue.

The growth in net premiums earned by the company’s insurance and reinsurance operations of 14.6% in the third quarter of 2012 was principally a result of the year-over-year increases in net premiums earned by OdysseyRe ($136.4, 24.5%), Crum & Forster ($57.8, 22.7%), Zenith National ($29.9, 23.3%), and Fairfax Asia ($5.0, 9.2%), partially offset by decreases in net premiums earned by Northbridge ($20.2, 7.4% including the unfavourable effect of foreign currency translation) and Insurance and Reinsurance – Other ($4.5, 3.5%). The growth in net premiums earned by the company’s insurance and reinsurance operations of 10.5% in the first nine months of 2012 was principally a result of the consolidation of the net premiums earned by First Mercury and Pacific Insurance (net increases year-over-year of $107.5 and $13.4, respectively) and the year-over-year increases in net premiums earned by OdysseyRe ($224.0, 15.2%), Crum & Forster ($54.1, 9.3% excluding the impact of the consolidation of First Mercury), Zenith National ($76.2, 21.0%) and Fairfax Asia ($6.7, 5.2% excluding the impact of the consolidation of Pacific Insurance), partially offset by decreases in net premiums earned by Northbridge ($61.9, 7.6% including the unfavourable effect of foreign currency translation) and Insurance and Reinsurance – Other ($10.1, 2.7%). Net premiums earned by Runoff in the first nine months of 2011 included $119.6 of non-recurring premiums received in connection with the reinsurance-to-close of Syndicate 376.

The year-over-year decreases in interest and dividend income and net gains (losses) on investments in the third quarter and first nine months of 2012, are described below.

Other revenue in the third quarter and first nine months of 2012 was $217.6 and $601.2, respectively, compared to other revenue in the third quarter and first nine months of 2011 of $157.8 and $459.0, respectively. Other revenue in the third quarter and first nine months of 2012 was principally comprised of the revenue of Ridley of $174.4 and $490.4 ($156.5 and $457.7 in the third quarter and first nine months of 2011), respectively. The balance of the other revenue was comprised of the revenue of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates.

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the weak economy on insured customers, the company’s insurance and reinsurance operations achieved growth in gross premiums written and net premiums written in the three and nine months ended September 30, 2012 as shown in the following table. Gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 4.1% and 5.6%, respectively, in the third quarter of 2012, compared to the third quarter of 2011. Prior to giving effect to the acquisitions of First Mercury and Pacific Insurance, and the non-recurring portfolio transfer of unearned premium from Group Re to Northbridge ($42.3) in the first quarter of 2011, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 5.5% and 6.5%, respectively, in the first nine months of 2012, compared to the first nine months of 2011.

	Quarter ended September 30, 2012			Quarter ended September 30, 2011
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations - as reported	1,882.5	1,510.1	1,602.7	1,807.8	1,430.3	1,398.3
Percentage change (year-over-year)	4.1%	5.6%	14.6%

	Nine months ended September 30, 2012			Nine months ended September 30, 2011
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations - as reported	5,594.6	4,598.6	4,315.9	5,133.7	4,200.8	3,906.0
First Mercury	(334.7)	(289.6)	(252.7)	(208.7)	(165.1)	(145.2)
Pacific Insurance	(49.2)	(31.8)	(32.9)	(29.3)	(20.4)	(19.5)
Group Re portfolio transfer of unearned premiums	—	—	—	42.3	—	—
Insurance and reinsurance operations - as adjusted	5,210.7	4,277.2	4,030.3	4,938.0	4,015.3	3,741.3
Percentage change (year-over-year)	5.5%	6.5%	7.7%

The tables which follow present net premiums written by the company's insurance and reinsurance operations for the three and nine months ended September 30, 2012 and 2011 (“as reported”) and, in order to better compare the first nine months' results of 2012 and 2011, the same excluding First Mercury and Pacific Insurance which were acquired during the first quarter of 2011 and the non-recurring portfolio transfer of unearned premium from Group Re to Northbridge ($42.3) in the first quarter of 2011 (“as adjusted”). The "as reported" table shows year-over-year increases of net premiums written of 5.6% in the third quarter of 2012. The “as adjusted” table shows year-over-year increases of net premiums written of 6.5% in the first nine months of 2012.

Net premiums written - as reported

	Third quarter			First nine months
	2012	2011	% change year-over-year	2012	2011	% change year-over-year
Insurance - Canada (Northbridge)	214.8	245.6	(12.5)	705.7	840.8	(16.1)
- U.S. (Crum & Forster and Zenith National)	446.5	366.7	21.8	1,464.7	1,193.1	22.8
- Asia (Fairfax Asia)	53.8	49.7	8.2	181.4	163.2	11.2
Reinsurance - OdysseyRe	682.3	642.9	6.1	1,828.5	1,612.5	13.4
Insurance and Reinsurance - Other	112.7	125.4	(10.1)	418.3	391.2	6.9
Insurance and reinsurance operations	1,510.1	1,430.3	5.6	4,598.6	4,200.8	9.5

Net premiums written - as adjusted

	First nine months
	2012	2011	% change year-over-year
Insurance - Canada (Northbridge)	705.7	840.8	(16.1)
- U.S. (Crum & Forster and Zenith National)	1,175.1	1,028.0	14.3
- Asia (Fairfax Asia)	149.6	142.8	4.8
Reinsurance - OdysseyRe	1,828.5	1,612.5	13.4
Insurance and Reinsurance - Other	418.3	391.2	6.9
Insurance and reinsurance operations	4,277.2	4,015.3	6.5

Northbridge’s net premiums written decreased by 12.5% (11.3% in Canadian dollar terms) in the third quarter of 2012 compared to the third quarter of 2011, primarily as a result of decreases in new business and lower retentions of existing business (partially mitigated by modest improvements in pricing), the unfavourable effect of foreign currency translation and the non-renewal of Northbridge's U.S. property line of business (effective from May 1, 2012, the renewal rights related to this line of business were sold to a wholly-owned subsidiary of OdysseyRe). Net premiums written by U.S. Insurance increased in the third quarter of 2012 by 21.8% on a year-over-year basis comprised of growth of 19.7% and 27.3% at Crum & Forster and Zenith National, respectively. The increase in net premiums written by Crum & Forster principally reflected growth in its specialty lines of business, partially offset by a marginal decrease in its standard lines of business, reflecting Crum & Forster's shift in strategy from standard lines to specialty lines of business. The increase in net premiums written by Zenith National reflected its ability to write new business and retain existing customers at higher prices within its workers’ compensation line of business. Net premiums written by Fairfax Asia increased by 8.2% in the third quarter of 2012 primarily as a result of increased writings of commercial automobile, marine hull and property lines of business at Pacific Insurance. OdysseyRe’s net premiums written increased by 6.1% in the third quarter of 2012 compared to the third quarter of 2011, primarily as a result of two new property quota share reinsurance contracts with underlying insured risks in Florida and Brazil, growth in its crop and rate increases on its property catastrophe (primarily in Japan) lines of business, partially offset by planned decreases in its casualty line of business and lower reinstatement premiums received on a year-over-year basis. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 10.1% in the third quarter of 2012 compared to the third quarter of 2011, primarily as a result of decreased net premiums written by Advent and Group Re, partially offset by higher net premiums written by Polish Re and Fairfax Brasil.

Net premiums written by the company's insurance and reinsurance operations in the first nine months of 2012, were primarily affected by the same factors which influenced net premiums written in the third quarter of 2012. In addition, net premiums written in the first nine months by Crum & Forster also included increases in standard lines net premiums written principally related to its workers' compensation line of business where Crum & Forster achieved pricing increases and benefited from the growth in the payrolls of its insured customers. Net premiums written by the Insurance and Reinsurance - Other reporting segment increased by 6.9% in the first nine months of 2012 compared to the first nine months of 2011, primarily as a result of increased net premiums written by Group Re, Polish Re and Fairfax Brasil, partially offset by lower net premiums written by Advent. Consolidated gross premiums written, net premiums written and net premiums earned in the first nine months of 2011 included $119.6 of non-recurring reinsurance-to-close premiums received by Runoff in connection with Syndicate 376.

Consolidated interest and dividend income of $100.2 in the third quarter of 2012 decreased by 40.9% from $169.6 in the third quarter of 2011, primarily as a result of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. and U.K. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks, partially offset by a year-over-year decrease in total return swap expense ($48.9 in the third quarter of 2012 compared to $52.1 in the third quarter of 2011), primarily attributable to the timing of dividends payable on total return swaps that had the iShares Russell 2000 exchange traded fund (the "Russell 2000 ETF") as the reference security, partially offset by the impact of additional short positions effected through equity total return swaps in the latter part of 2011. In the third quarter of 2011, there were two separate dividends declared as payable on the Russell 2000 ETF compared to the third quarter of 2012 when only one dividend was declared as payable.

Consolidated interest and dividend income of $334.7 in the first nine months of 2012 decreased by 38.4% from $543.2 in the first nine months of 2011, primarily as a result of sales during 2011 and 2012 of higher yielding government bonds which decreased interest and dividend income in the first nine months of 2012 in the same manner as in the third quarter of 2012 as discussed above and also as a result of the year-over-year increase in total return swap expense ($135.1 in the first nine months of 2012 compared to $97.7 in the first nine months of 2011), principally as a result of additional short positions effected through equity total return swaps in the latter part of 2011 and a year-over-year increase in the dividend yields payable on the reference securities underlying several of the company's short equity and equity index total return swaps.

The share of loss of associates was $5.2 and $5.0 in the third quarter and first nine months of 2012, respectively, compared to the share of profit of associates of $7.4 and $11.7 in the third quarter and first nine months of 2011. The share of loss of associates in the third quarter and first nine months of 2012 included the company’s $21.1 share of the net loss of Thai Re (principally comprised of reserve strengthening related to the Thailand floods). The share of loss of associates in the first nine months of 2012 also included the company’s $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge). The company's share of profit of associates in the first nine months of 2011 included the company’s $9.8 share of the net loss of ICICI Lombard (principally comprised of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool).

Net losses on investments of $23.6 and net gains on investments of $7.0 in the third quarter and first nine months of 2012, respectively (net gains on investments of $1,588.0 and $1,606.1 in the third quarter and first nine months of 2011, respectively) were comprised as shown in the following table:

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks	252.9	(882.4)	284.4	(631.9)
Preferred stocks - convertible	0.6	(178.7)	(15.4)	(72.3)
Bonds - convertible	39.9	(121.6)	146.7	(4.9)
Gain on disposition of associate	—	—	29.8	—
Other equity derivatives	(23.8)	(159.2)	78.2	(129.7)
Equity and equity-related holdings	269.6	(1,341.9)	523.7	(838.8)
Equity hedges	(431.6)	1,502.6	(864.8)	1,193.2
Equity and equity-related holdings after equity hedges	(162.0)	160.7	(341.1)	354.4
Bonds	228.6	1,257.6	543.4	1,377.6
Preferred stocks	0.2	(1.9)	0.2	(2.3)
CPI-linked derivatives	(38.3)	51.2	(99.3)	(234.0)
Other derivatives	(16.6)	81.5	(15.1)	68.8
Foreign currency	(35.2)	35.4	(82.2)	38.5
Other	(0.3)	3.5	1.1	3.1
Net gains (losses) on investments	(23.6)	1,588.0	7.0	1,606.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	7.9	1,034.8	45.1	899.3
U.S. states and municipalities	185.2	338.6	431.1	612.1
Corporate and other	35.5	(115.8)	67.2	(133.8)
	228.6	1,257.6	543.4	1,377.6

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index and certain individual equity securities. The company's equity and equity-related holdings after hedges produced a net loss of $162.0 in the third quarter of 2012 ($341.1 in the first nine months of 2012) compared to a net gain of $160.7 in the third quarter of 2011 ($354.4 in the first nine months of 2011). At September 30, 2012, equity hedges represented 102.5% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,008.2 ($6,822.7 at December 31, 2011). Refer to note 16 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2012 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk, and to the tabular analysis in the Investment section in this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $228.6 and $543.4 in the third quarter and first nine months of 2012 ($1,257.6 and $1,377.6 in the third quarter and first nine months of 2011), respectively were primarily comprised of net mark-to-market gains on bonds issued by U.S. states and municipalities (primarily as a result of the effect of decreasing interest rates during the third quarter and first nine months of 2012). The company’s CPI-linked derivative contracts produced unrealized losses of $38.3 and $99.3 in the third quarter and first nine months of 2012 (an unrealized gain of $51.2 and unrealized loss of $234.0 in the third quarter and first nine months of 2011), respectively. The unrealized losses in the third quarter and first nine months of 2012 were primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and nine months ended September 30, 2012 and 2011. In that table, interest and dividends and net gains (losses) on investments in the interim consolidated statements of earnings are broken out separately as they relate to the insurance and reinsurance operating results, and included in Runoff and Corporate overhead and other as they relate to those segments.

	Third quarter		First nine months
Combined ratios	2012	2011	2012	2011
Insurance - Canada (Northbridge)	100.2%	101.4%	103.2%	103.1%
- U.S. (Crum & Forster and Zenith National)	105.9%	109.5%	107.3%	110.6%
- Asia (Fairfax Asia)	83.2%	73.1%	87.9%	80.9%
Reinsurance - OdysseyRe	86.3%	103.4%	86.3%	114.5%
Reinsurance and Insurance - Other	102.1%	146.7%	101.6%	136.1%
Consolidated	95.4%	107.5%	97.1%	111.8%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	(0.6)	(3.9)	(24.1)	(25.1)
- U.S. (Crum & Forster and Zenith National)	(27.6)	(36.3)	(96.8)	(115.4)
- Asia (Fairfax Asia)	9.9	14.5	20.4	28.4
Reinsurance - OdysseyRe	94.7	(18.9)	232.3	(214.0)
Reinsurance and Insurance - Other	(2.7)	(60.7)	(5.8)	(135.5)
Underwriting profit (loss)	73.7	(105.3)	126.0	(461.6)
Interest and dividends - insurance and reinsurance	74.7	144.4	243.1	406.7
Operating income (loss)	148.4	39.1	369.1	(54.9)
Net gains on investments - insurance and reinsurance	0.3	1,139.5	15.5	943.2
Loss on repurchase of long term debt	—	—	(0.8)	(104.2)
Runoff	13.1	180.7	146.0	373.8
Other	9.9	0.8	15.7	8.6
Interest expense	(51.5)	(53.6)	(156.0)	(161.8)
Corporate overhead and other	(80.1)	182.4	(237.9)	156.1
Pre-tax income	40.1	1,488.9	151.6	1,160.8
Income taxes	(3.1)	(514.4)	(19.0)	(342.2)
Net earnings	37.0	974.5	132.6	818.6

Attributable to:
Shareholders of Fairfax	34.6	973.9	128.3	816.6
Non-controlling interests	2.4	0.6	4.3	2.0
	37.0	974.5	132.6	818.6

Net earnings per share	$0.91	$47.17	$4.12	$38.10
Net earnings per diluted share	$0.90	$46.73	$4.07	$37.78
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's insurance and reinsurance operations reported underwriting profits of $73.7 and $126.0 and combined ratios of 95.4% and 97.1% in the third quarter and first nine months of 2012, respectively, compared to underwriting losses of $105.3 and $461.6 and combined ratios of 107.5% and 111.8% in the third quarter and first nine months of 2011, respectively. The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2012 and 2011:

	Third quarter		First nine months
	2012	2011	2012	2011
Underwriting profit (loss)	73.7	(105.3)	126.0	(461.6)

Loss & LAE - accident year	68.6%	77.7%	68.5%	81.9%
Commissions	15.6%	14.0%	15.6%	14.8%
Underwriting expense	13.6%	15.3%	15.1%	16.6%
Combined ratio - accident year	97.8%	107.0%	99.2%	113.3%
Net (favourable) adverse development	(2.4)%	0.5%	(2.1)%	(1.5)%
Combined ratio - calendar year	95.4%	107.5%	97.1%	111.8%

The improvement in the underwriting results of the company’s insurance and reinsurance operations in the third quarter and first nine months of 2012 primarily reflected the absence of significant catastrophe events in 2012 of the magnitude of the Japan earthquake and tsunami, the New Zealand (Christchurch) earthquake and the U.S. tornadoes which occurred in 2011. The underwriting profit in the third quarter and first nine months of 2012 included current period catastrophe losses (net of reinstatement premiums) of $60.5 and $132.8 (3.8 and 3.1 combined ratio points), respectively compared to the underwriting loss in the third quarter and first nine months of 2011 which included current period catastrophe losses (net of reinstatement premiums) of $171.6 and $661.2 (12.3 and 17.0 combined ratio points), respectively. Current period catastrophe losses in the third quarter and first nine months of 2012 were primarily attritional losses affecting the underwriting results of OdysseyRe, which included losses from Hurricane Isaac ($10.0 net of reinstatement premiums) in the third quarter of 2012 with the first nine months of 2012 also including losses from the Italy earthquake ($10.3 net of reinstatement premiums). The expense ratio of the company's insurance and reinsurance operations improved by 1.7 and 1.5 combined ratio points in the third quarter and first nine months of 2012, respectively, principally as a result of the 14.6% and 10.5% increases in net premiums earned in those respective periods. The commission expense ratio increased by 1.6 and 0.8 combined ratio points in the third quarter and first nine months of 2012, respectively, primarily due to a shift in the mix of business written towards business carrying higher commissions (principally at Northbridge, Crum & Forster and OdysseyRe).

In the third quarter of 2012, the underwriting results of the company’s insurance and reinsurance operations included 2.4 combined ratio points ($38.2) of net favourable development of prior years’ reserves, primarily related to net favourable development of prior years’ reserves at Northbridge ($24.2) and OdysseyRe ($16.9), partially offset by net adverse development of prior years’ reserves at Polish Re ($4.7). In the third quarter of 2011, the underwriting results of the company’s insurance and reinsurance operations included 0.5 of a combined ratio point ($7.5) of net adverse development of prior years' reserves, principally at Zenith National ($8.7), Advent ($8.4) and Polish Re ($4.6), partially offset by net favourable development of prior years' reserves at Northbridge ($12.6). In the first nine months of 2012, the underwriting results of the company’s insurance and reinsurance operations included 2.1 combined ratio points ($88.6) of net favourable development of prior years’ reserves primarily related to net favourable development of prior years’ reserves at Northbridge ($50.9), OdysseyRe ($30.0) and Advent ($17.4), partially offset by net adverse development of prior years’ reserves at Group Re ($5.6), Crum & Forster ($5.0) and Polish Re ($4.5). In the first nine months of 2011, the underwriting results of the company’s insurance and reinsurance operations included 1.5 combined ratio points ($56.9) of net favourable development of prior years' reserves, principally at Northbridge ($38.7), Advent ($19.5) and OdysseyRe ($7.4), partially offset by net adverse development of prior years’ reserves at Zenith National ($15.3).

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses of $279.6 in the third quarter of 2012 decreased from $296.1 in the third quarter of 2011, primarily as a result of non-recurring costs incurred in the third quarter of 2011 (personnel costs incurred at Zenith National and Advent and restructuring costs at Northbridge in connection with rebranding three of its operating subsidiaries under Northbridge Insurance) and also reflected decreased holding company corporate overhead expenses (primarily lower legal expenses). Operating expenses of $815.0 in the first nine months of 2012 decreased from $888.1 in the first nine months of 2011, primarily as a result of the same factors that resulted in decreased operating expenses in the third quarter of 2012 and also reflected lower compensation expenses included in holding company corporate overhead expenses, the release of a provision following the favourable resolution of a dispute with a taxation authority related to value added tax at Runoff and additional non-recurring costs incurred in the first nine months of 2011 (restructuring costs at Crum & Forster related to the integration of First Mercury and personnel costs incurred at Northbridge), partially offset by the year-over-year increase in operating expenses that resulted from the consolidation of First Mercury and Pacific Insurance.

Other expenses of $207.7 and $586.3 in the third quarter and first nine months of 2012, respectively and $157.0 and $554.6 in the third quarter and first nine months of 2011, respectively, comprise the operating and other costs of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates. Other expenses in the first nine months of 2012 also included a net loss of $0.8 related to the repurchase of Crum & Forster unsecured senior notes. Other expenses in the first nine months of 2011 included a net loss of $104.2 related to the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes.

The company reported net earnings attributable to shareholders of Fairfax of $34.6 ($0.91 per basic and $0.90 per diluted share) in the third quarter of 2012, compared to net earnings attributable to shareholders of Fairfax of $973.9 ($47.17 per basic and $46.73 per diluted share) in the third quarter of 2011. The year-over-year decrease in net earnings attributable to shareholders of Fairfax was primarily due to the significant decrease in net gains on investments and lower interest and dividend income earned, partially offset by the year-over-year decrease in the provision for income taxes, a notable improvement in underwriting results (reflecting the absence of significant current period catastrophe losses compared to the prior year), a decrease in the Runoff operating loss and lower holding company and subsidiary company corporate overhead expenses. In the first nine months of 2012, the company reported net earnings attributable to shareholders of Fairfax of $128.3 ($4.12 per basic and $4.07 per diluted share) compared to net earnings attributable to shareholders of Fairfax of $816.6 ($38.10 per basic and $37.78 diluted share) in the first nine months of 2011. The decrease in net earnings attributable to shareholders of Fairfax in the first nine months of 2012 compared to the first nine months of 2011 reflected many of the same factors which affected net earnings attributable to shareholders of Fairfax in the third quarters of 2012 and 2011 and also reflected the decreased year-over-year loss on repurchases of senior unsecured notes.

Common shareholders’ equity decreased in the first nine months of 2012, primarily as a result of the company’s payments of dividends on its common and preferred shares ($250.4), the recognition of actuarial losses on its defined benefit plans (including those of its associates) in retained earnings($13.4) and the net repurchase of subordinate voting shares for treasury ($18.8), partially offset by net earnings attributable to shareholders of Fairfax ($128.3) and the effect of increased accumulated other comprehensive income (an increase of $44.5 in the first nine months of 2012, primarily reflecting a net increase in foreign currency translation). Common shareholders’ equity at September 30, 2012, was $7,328.3 or $360.49 per basic share compared to $364.55 per basic share at December 31, 2011, representing a decrease per basic share in the first nine months of 2012 of 1.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 1.7% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2012 and 2011. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	283.7	517.8	127.8	816.2	137.0	1,882.5	—	—	(27.8)	—	1,854.7
Net premiums written	214.8	446.5	53.8	682.3	112.7	1,510.1	0.1	—	—	—	1,510.2
Net premiums earned	254.0	470.5	59.1	693.5	125.6	1,602.7	0.1	—	—	—	1,602.8
Underwriting profit (loss)	(0.6)	(27.6)	9.9	94.7	(2.7)	73.7	—	—	—	—	73.7
Interest and dividends	7.6	12.6	12.9	29.9	11.7	74.7	—	—	—	—	74.7
Operating income (loss) before:	7.0	(15.0)	22.8	124.6	9.0	148.4	—	—	—	—	148.4
Net gains (losses) on investments	(11.3)	(12.8)	(0.6)	(9.6)	34.6	0.3	27.9	—	—	—	28.2
Runoff	—	—	—	—	—	—	(14.8)	—	—	—	(14.8)
Other	—	—	—	—	—	—	—	9.9	—	—	9.9
Interest expense	—	(1.4)	—	(6.9)	(1.1)	(9.4)	(2.4)	(0.8)	—	(38.9)	(51.5)
Corporate overhead and other	(2.3)	(7.0)	—	(6.1)	—	(15.4)	—	—	—	(64.7)	(80.1)
Pre-tax income (loss)	(6.6)	(36.2)	22.2	102.0	42.5	123.9	10.7	9.1	—	(103.6)	40.1
Income taxes											(3.1)
Net earnings											37.0

Attributable to:
Shareholders of Fairfax											34.6
Non-controlling interests											2.4
											37.0

Quarter ended September 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	318.1	431.3	121.3	772.9	164.2	1,807.8	3.9	—	(29.0)	—	1,782.7
Net premiums written	245.6	366.7	49.7	642.9	125.4	1,430.3	0.9	—	—	—	1,431.2
Net premiums earned	274.2	382.8	54.1	557.1	130.1	1,398.3	1.8	—	—	—	1,400.1
Underwriting profit (loss)	(3.9)	(36.3)	14.5	(18.9)	(60.7)	(105.3)	—	—	—	—	(105.3)
Interest and dividends	19.6	33.3	11.3	66.7	13.5	144.4	—	—	—	—	144.4
Operating income (loss) before:	15.7	(3.0)	25.8	47.8	(47.2)	39.1	—	—	—	—	39.1
Net gains on investments	164.6	410.9	11.5	523.8	28.7	1,139.5	214.6	—	—	—	1,354.1
Runoff	—	—	—	—	—	—	(33.9)	—	—	—	(33.9)
Other	—	—	—	—	—	—	—	0.8	—	—	0.8
Interest expense	—	(1.9)	—	(7.3)	(1.2)	(10.4)	(2.3)	(0.1)	—	(40.8)	(53.6)
Corporate overhead and other	(3.2)	(13.0)	(0.7)	(6.0)	(4.5)	(27.4)	—	—	—	209.8	182.4
Pre-tax income (loss)	177.1	393.0	36.6	558.3	(24.2)	1,140.8	178.4	0.7	—	169.0	1,488.9
Income taxes											(514.4)
Net earnings											974.5

Attributable to:
Shareholders of Fairfax											973.9
Non-controlling interests											0.6
											974.5

Nine months ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	895.9	1,680.3	368.5	2,125.0	524.9	5,594.6	—	—	(87.1)	—	5,507.5
Net premiums written	705.7	1,464.7	181.4	1,828.5	418.3	4,598.6	—	—	—	—	4,598.6
Net premiums earned	751.9	1,327.5	169.2	1,701.7	365.6	4,315.9	5.8	—	—	—	4,321.7
Underwriting profit (loss)	(24.1)	(96.8)	20.4	232.3	(5.8)	126.0	—	—	—	—	126.0
Interest and dividends	32.9	43.8	24.2	105.3	36.9	243.1	—	—	—	—	243.1
Operating income (loss) before:	8.8	(53.0)	44.6	337.6	31.1	369.1	—	—	—	—	369.1
Net gains (losses) on investments	(123.4)	50.3	(3.3)	56.4	35.5	15.5	150.9	—	—	—	166.4
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Runoff	—	—	—	—	—	—	(4.9)	—	—	—	(4.9)
Other	—	—	—	—	—	—	—	15.7	—	—	15.7
Interest expense	—	(4.4)	—	(20.8)	(3.4)	(28.6)	(7.0)	(1.0)	—	(119.4)	(156.0)
Corporate overhead and other	(5.6)	(17.9)	—	(15.6)	(0.2)	(39.3)	—	—	—	(198.6)	(237.9)
Pre-tax income (loss)	(120.2)	(25.8)	41.3	357.6	63.0	315.9	139.0	14.7	—	(318.0)	151.6
Income taxes											(19.0)
Net earnings											132.6

Attributable to:
Shareholders of Fairfax											128.3
Non-controlling interests											4.3
											132.6

Nine months ended September 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	1,000.7	1,382.0	339.8	1,888.5	522.7	5,133.7	122.6	—	(46.3)	—	5,210.0
Net premiums written	840.8	1,193.1	163.2	1,612.5	391.2	4,200.8	119.7	—	—	—	4,320.5
Net premiums earned	813.8	1,089.7	149.1	1,477.7	375.7	3,906.0	125.4	—	—	—	4,031.4
Underwriting profit (loss)	(25.1)	(115.4)	28.4	(214.0)	(135.5)	(461.6)	—	—	—	—	(461.6)
Interest and dividends	77.1	94.4	8.5	189.9	36.8	406.7	—	—	—	—	406.7
Operating income (loss) before:	52.0	(21.0)	36.9	(24.1)	(98.7)	(54.9)	—	—	—	—	(54.9)
Net gains (losses) on investments	(8.7)	431.5	10.0	486.0	24.4	943.2	402.6	—	—	—	1,345.8
Loss on repurchase of long term debt	—	(56.5)	—	(6.1)	—	(62.6)	—	—	—	(41.6)	(104.2)
Runoff	—	—	—	—	—	—	(28.8)	—	—	—	(28.8)
Other	—	—	—	—	—	—	—	8.6	—	—	8.6
Interest expense	—	(16.6)	—	(22.1)	(3.4)	(42.1)	(6.6)	(0.6)	—	(112.5)	(161.8)
Corporate overhead and other	(31.0)	(25.5)	(3.3)	(14.3)	(4.7)	(78.8)	—	—	—	234.9	156.1
Pre-tax income (loss)	12.3	311.9	43.6	419.4	(82.4)	704.8	367.2	8.0	—	80.8	1,160.8
Income taxes											(342.2)
Net earnings											818.6

Attributable to:
Shareholders of Fairfax											816.6
Non-controlling interests											2.0
											818.6
Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three and nine months ended September 30, 2012 and 2011.

Canadian Insurance - Northbridge(1)

	Third quarter		First nine months
	2012	2011	2012	2011
Underwriting profit (loss)	(0.6)	(3.9)	(24.1)	(25.1)

Loss & LAE - accident year	74.6%	71.6%	75.2%	73.8%
Commissions	15.2%	14.7%	15.0%	14.1%
Underwriting expenses	19.9%	19.7%	19.8%	19.9%
Combined ratio - accident year	109.7%	106.0%	110.0%	107.8%
Net favourable development	(9.5)%	(4.6)%	(6.8)%	(4.7)%
Combined ratio - calendar year	100.2%	101.4%	103.2%	103.1%

Gross premiums written	283.7	318.1	895.9	1,000.7
Net premiums written	214.8	245.6	705.7	840.8
Net premiums earned	254.0	274.2	751.9	813.8
Underwriting profit (loss)	(0.6)	(3.9)	(24.1)	(25.1)
Interest and dividends	7.6	19.6	32.9	77.1
Operating income	7.0	15.7	8.8	52.0
Net gains (losses) on investments	(11.3)	164.6	(123.4)	(8.7)
Pre-tax income (loss) before interest and other	(4.3)	180.3	(114.6)	43.3

(1)	The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. Effective March 1, 2012, these subsidiaries changed their names to Northbridge General, Northbridge Commercial and Northbridge Indemnity, respectively. This new brand is comprised of Northbridge’s broker small-to-medium account, transportation and large account segments and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance continues to operate as the company’s captive agency distribution arm and Zenith continues to operate its direct personal lines business.

During the first half of 2012, Northbridge developed a plan to exit its U.S. property line of business underwritten by Northbridge Indemnity and to focus on its core Canadian lines of business. Accordingly, in the second quarter of 2012, the renewal rights of its U.S. property line of business were transferred to Hudson Insurance Company ("Hudson"), a wholly-owned subsidiary of OdysseyRe (the "renewal rights transfer"). In addition, Northbridge entered into a service agreement with Hudson to provide certain operational resources in support of this business. Northbridge retained and will run off all of the liabilities of the U.S. property business written prior to May 1, 2012 (the date Hudson commenced writing the renewals of the U.S. property business).

The underwriting results of Northbridge in the third quarter and first nine months of 2012 generally reflected the continuation of intense price competition and industry-wide excess capacity within the Canadian commercial lines insurance market where Northbridge competes. Northbridge reported an underwriting loss of $0.6 and $24.1 and a combined ratio of 100.2% and 103.2% in the third quarter and first nine months of 2012, respectively, compared to an underwriting loss of $3.9 and $25.1 and a combined ratio of 101.4% and 103.1% in the third quarter and first nine months of 2011, respectively. Northbridge's underwriting results in the third quarter and first nine months of 2012 included $24.2 and $50.9 (9.5 and 6.8 combined ratio points), respectively, of net favourable development of prior years’ reserves compared to $12.6 and $38.7 (4.6 and 4.7 combined ratio points), respectively, of net favourable development of prior years’ reserves in the third quarter and first nine months of 2011. Net favourable development of prior years' reserves in the third quarter and first nine months of 2012 largely reflected better than expected emergence across most accident years and lines of business. Net favourable development of prior years' reserves in the third quarter and first nine months of 2011 reflected net favourable development across various accident years in its large account, transportation and direct agent segments, partially offset by net adverse development of prior years' reserves in its broker small-to-mid market segment. Current year catastrophe losses added 3.3 combined ratio points ($8.5) to the combined ratio in the third quarter of 2012 (primarily related to storms in Alberta, Ontario and Quebec) compared to the combined ratio in the third quarter of 2011 which included 2.0 combined ratio points ($5.5) of current year catastrophe losses (primarily related to Hurricane Irene, affecting both the U.S. and Canadian east coast, as well as flooding and storms in Ontario and Quebec). Current year catastrophe losses added 2.0 combined ratio points ($14.9) to the combined ratio in the first nine months of 2012 (primarily related to tornadoes in the U.S. midwest and storms in Alberta, Ontario and Quebec) compared to the combined ratio in the first nine months of 2011 which included 3.0 combined ratio points ($24.1) of current period catastrophe losses (primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms). Northbridge’s commission expense ratio of 15.2% in the third quarter of 2012 (15.0% in the first nine months of 2012) increased from 14.7% in the third quarter of 2011 (14.1% in the first nine months of 2011) primarily due to a shift in the mix of business written towards business carrying higher commissions.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in 2012 and 2011, the premiums presented in the following table are expressed in Canadian dollars and exclude the effects of the renewal rights transfer in all periods presented and also exclude the effects of the unearned premium portfolio transfer in the first nine months of 2011 (effective January 1, 2011, Northbridge reduced its participation on a quota share reinsurance contract with Group Re from 20% to 10% which resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re).

	Cdn$ Third quarter		Cdn$ First nine months
	2012	2011	2012	2011
Gross premiums written	282.5	288.4	876.3	909.1
Net premiums written	216.9	229.5	707.0	746.1
Net premiums earned	247.7	259.2	730.7	768.8

Decreases in new business and lower retentions of existing business were partially mitigated by modest improvements in pricing which contributed to a year-over-year decline in gross premiums written in the third quarter of 2012 of 2.1% compared to the third quarter of 2011. Competitive pressures were especially evident in Northbridge's transportation and logistics and large accounts segments, while retail personal lines declined due to decisions by Northbridge to exit from certain unprofitable segments. Net premiums written by Northbridge in the third quarter of 2012 decreased by 5.5% relative to the third quarter of 2011 consistent with the decrease in gross premiums written and also reflected a small increase in premiums ceded to reinsurers in the third quarter of 2012 principally related to fronted risks. The decline in the first nine months of 2012 in gross premium written and net premiums written of 3.6% and 5.3%, respectively, relative to the first nine months of 2011 largely reflected many of the same factors which affected premiums in the third quarter of 2012.

The combination of the impact of the significant year-over-year decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income (principally related to sales during 2011 and the first quarter of 2012 of higher yielding government and corporate bonds and preferred stocks where the proceeds were reinvested into lower yielding cash and short term investments and common stocks), partially offset by a modest decrease in the underwriting loss year-over-year produced a pre-tax loss before interest and other of $4.3 in the third quarter of 2012 ($114.6 in the first nine months of 2012) compared to pre-tax income before interest and other of $180.3 in the third quarter of 2011 ($43.3 in the first nine months of 2011).

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	57.8	(138.7)	4.7	(183.5)
Equity hedges	(59.2)	203.5	(120.1)	152.8
Bonds	26.6	61.6	51.1	44.3
Preferred stocks	2.1	(32.8)	(10.6)	(17.8)
CPI-linked derivatives	(13.1)	14.2	(22.3)	(50.9)
Foreign currency	(25.5)	56.3	(32.4)	47.2
Other	—	0.5	6.2	(0.8)
Net gains (losses) on investments	(11.3)	164.6	(123.4)	(8.7)

Northbridge’s cash resources, excluding the impact of foreign currency translation, decreased by $10.9 in the third quarter of 2012 compared to a decrease of $21.4 in the third quarter of 2011 and increased by $527.2 in the first nine months of 2012 compared to an increase of $0.5 in the first nine months of 2011. Cash provided by operating activities of $41.2 in the third quarter of 2012 compared to cash provided by operating activities of $108.5 in the third quarter of 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL) with the year-over-year decrease primarily attributable to lower cash collateral deposited for the benefit of the company on a year-over-year basis and decreased premium collections and increased net paid losses in the third quarter of 2012. Cash provided by operating activities of $65.4 in the first nine months of 2012 compared to cash provided by operating activities of $160.0 in the first nine months of 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL) with the year-over-year decrease primarily attributable to the non-recurring receipt of $42.3 of cash in connection with the unearned premium portfolio transfer in the first quarter of 2011 and lower cash collateral deposited for the benefit of the company on a year-over-year basis.

U.S. Insurance

	Third quarter
	2012			2011
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting profit (loss)	(4.2)	(23.4)	(27.6)	(5.0)	(31.3)	(36.3)

Loss & LAE - accident year	69.2%	77.5%	72.1%	69.1%	74.3%	70.8%
Commissions	13.2%	9.8%	12.0%	12.4%	10.2%	11.7%
Underwriting expenses	19.0%	27.4%	21.8%	20.2%	33.0%	24.5%
Combined ratio - accident year	101.4%	114.7%	105.9%	101.7%	117.5%	107.0%
Net adverse development	—	—	—	0.3%	6.8%	2.5%
Combined ratio - calendar year	101.4%	114.7%	105.9%	102.0%	124.3%	109.5%

Gross premiums written	386.4	131.4	517.8	328.4	102.9	431.3
Net premiums written	318.3	128.2	446.5	266.0	100.7	366.7
Net premiums earned	312.0	158.5	470.5	254.2	128.6	382.8
Underwriting profit (loss)	(4.2)	(23.4)	(27.6)	(5.0)	(31.3)	(36.3)
Interest and dividends	7.6	5.0	12.6	21.1	12.2	33.3
Operating income (loss)	3.4	(18.4)	(15.0)	16.1	(19.1)	(3.0)
Net gains (losses) on investments	(10.5)	(2.3)	(12.8)	204.0	206.9	410.9
Pre-tax income (loss) before interest and other	(7.1)	(20.7)	(27.8)	220.1	187.8	407.9

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

	First nine months
	2012			2011
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting profit (loss)	(25.8)	(71.0)	(96.8)	(22.4)	(93.0)	(115.4)

Loss & LAE - accident year	69.7%	77.6%	72.3%	69.5%	76.1%	71.6%
Commissions	13.0%	9.8%	12.0%	12.5%	10.0%	11.7%
Underwriting expenses	19.6%	28.9%	22.6%	21.0%	35.4%	25.8%
Combined ratio - accident year	102.3%	116.3%	106.9%	103.0%	121.5%	109.1%
Net adverse (favourable) development	0.6%	(0.1)%	0.4%	0.1%	4.2%	1.5%
Combined ratio - calendar year	102.9%	116.2%	107.3%	103.1%	125.7%	110.6%

Gross premiums written	1,160.6	519.7	1,680.3	952.4	429.6	1,382.0
Net premiums written	955.7	509.0	1,464.7	773.3	419.8	1,193.1
Net premiums earned	889.0	438.5	1,327.5	727.4	362.3	1,089.7
Underwriting profit (loss)	(25.8)	(71.0)	(96.8)	(22.4)	(93.0)	(115.4)
Interest and dividends	27.0	16.8	43.8	57.8	36.6	94.4
Operating income (loss)	1.2	(54.2)	(53.0)	35.4	(56.4)	(21.0)
Net gains (losses) on investments	50.6	(0.3)	50.3	216.6	214.9	431.5
Loss on repurchase of long term debt	(0.8)	—	(0.8)	(56.5)	—	(56.5)
Pre-tax income (loss) before interest and other	51.0	(54.5)	(3.5)	195.5	158.5	354.0

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

On December 31, 2011, Crum & Forster effectively reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. The transfer of these latent claims to Runoff is expected to significantly reduce the volatility of the operating income of Crum & Forster in future periods and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury and commenced consolidating the assets, liabilities and results of operations of First Mercury since acquisition within the Crum & Forster operating segment. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant Insurance Company (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group. Subsequent to July 1, 2011, the insurance business of Valiant Insurance was carried on by Crum & Forster with the pre-July 1, 2011, business written by Valiant Insurance placed into runoff under the supervision of RiverStone management. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

Crum & Forster
Crum & Forster reported underwriting losses of $4.2 and $25.8 and combined ratios of 101.4% and 102.9% in the third quarter of 2012 and first nine months of 2012, respectively, compared to underwriting losses of $5.0 and $22.4 and combined ratios of 102.0% and 103.1% in the third quarter and first nine months of 2011, respectively. Catastrophe losses of $3.9 (1.2 combined ratio points) in the third quarter of 2012 primarily related to the impact of Hurricane Isaac in the southeast U.S. and tornadoes and flooding in the U.S. midwest compared to catastrophe losses of $3.4 (1.3 combined ratio points) in the third quarter of 2011 primarily related to the impact of Hurricane Irene on the U.S. northeast. Catastrophe losses of $7.6 (0.9 of a combined ratio point) in the first nine months of 2012 primarily related to the impact of Hurricane Isaac in the southeast U.S and tornadoes and flooding in the midwest, central and southeast U.S. compared to catastrophe losses of $9.8 (1.3 combined ratio points) in the first nine months of 2011 primarily related to the impact of the U.S. tornadoes and Hurricane Irene on the U.S. northeast and the impact of the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake on First Mercury. Development of prior years' reserves was not significant in the third quarters of 2012 and 2011 or in the first nine months of 2011. Net adverse development of prior years’ reserves in the first nine months of 2012 included 0.6 of a combined ratio point ($5.0) related to a single large property loss.

Crum & Forster’s expense ratios (excluding commissions) in the third quarter and first nine months of 2012 (19.0% and 19.6%, respectively) improved relative to the third quarter and first nine months of 2011 (20.2% and 21.0%, respectively) primarily as a result of increases in net premiums earned (increases of 22.7% and 22.2% in the third quarter and first nine months of 2012, respectively). Crum & Forster’s commission expense ratios in the third quarter and first nine months of 2012 (13.2% and 13.0%, respectively) increased compared to the third quarter and first nine months of 2011 (12.4% and 12.5%, respectively) reflecting increased writings of excess and surplus and other specialty lines of business where commission rates are higher than on standard lines of business.

The increase in gross premiums written of 17.7% ($386.4 in the third quarter of 2012 compared to $328.4 in the third quarter of 2011) primarily reflected growth of $60.4 in specialty lines of business including the benefit of approximately $15 ($47 in the first nine months of 2012) of premiums produced by First Mercury’s managing general agency business (in the prior year this business was produced on behalf of insurance carriers outside of the Fairfax group) and also reflected increased writings of excess and surplus casualty lines of business (CoverXSpecialty division), property lines of business (Seneca division) and accident and health lines of business (Fairmont Specialty division). Standard lines gross premiums written in the third quarter of 2012 experienced a marginal decrease on a year-over-year basis due to Crum & Forster's shift in strategy from standard lines to specialty lines of business. Net premiums written in the third quarter of 2012 increased by 19.7% on a year-over-year basis consistent with the increase in gross premiums written. The increase in net premiums earned of 22.7% in the third quarter of 2012 relative to the third quarter of 2011 reflected the growth in gross premiums written in prior periods.

The increase in gross premiums written of 21.9% ($1,160.6 in the first nine months of 2012 compared to $952.4 in the first nine months of 2011) primarily reflected growth of $183.6 and $24.5 in specialty and standard lines of business, respectively. The growth in specialty lines primarily reflected the year-over-year increase of approximately $126 related to the inclusion of First Mercury’s gross premiums written for the full first nine months of 2012 whereas First Mercury’s gross premiums written was included from its acquisition date (February 9, 2011) in the first nine months of 2011 and also reflected many of the same factors which affected gross premiums written in the third quarter of 2012. The increase in standard lines gross premiums written principally related to workers' compensation lines of business where Crum & Forster achieved pricing increases and benefited from the growth in the payrolls of its insured customers. Net premiums written and net premiums earned in the first nine months of 2012 increased by 23.6% and 22.2%, respectively, on a year-over-year basis consistent with the growth in gross premiums written in prior periods. Crum & Forster's gross premiums written in the first nine months of 2012 and 2011 included $334.7 and $208.7, respectively, of incremental gross premiums written as a result of the acquisition of First Mercury.

Interest and dividend income of $7.6 and $27.0 in the third quarter and first nine months of 2012, respectively, decreased from $21.1 and $57.8 in the third quarter and first nine months of 2011, respectively, with the decrease primarily reflecting lower investment income earned as a result of sales during the first nine months of 2012 of higher yielding bonds (municipal bonds were sold to affiliates of Fairfax and government and corporate bonds were sold to third parties) and common stocks where the proceeds were reinvested into lower yielding cash and short term investments, the lower average investment portfolio year-over-year as a result of the transfer of investments to Runoff in connection with the reinsurance transaction discussed above and the increased share of losses of associates on a year-over-year basis. Crum & Forster’s interest and dividend income in the first nine months of 2012 also included its share of an impairment charge of an associate. The combination of the year-over-year decrease in net gains on investments (as set out in the table below), decreased interest and dividend income and the consistent underwriting losses year-over-year, produced a pre-tax loss before interest and other of $7.1 in the third quarter of 2012 (pre-tax income of $51.0 in the first nine months of 2012) compared to pre-tax income before interest and other of $220.1 in the third quarter of 2011 ($195.5 in the first nine months of 2011). Pre-tax income in the first nine months of 2011 also included a $56.5 loss on the repurchase of long term debt (described below).

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	28.0	(243.2)	94.0	(194.4)
Equity hedges	(78.3)	326.4	(165.8)	242.5
Bonds	45.0	121.1	141.0	203.3
Preferred stocks	0.2	(24.9)	1.8	(9.1)
CPI-linked derivatives	(3.6)	5.9	(16.5)	(39.1)
Credit default swaps	(2.1)	21.0	(6.3)	13.2
Other	0.3	(2.3)	2.4	0.2
Net gains (losses) on investments	(10.5)	204.0	50.6	216.6
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $116.1 in the third quarter of 2012 ($73.7 in the first nine months of 2012) compared to a decrease of $66.6 in the third quarter of 2011 ($132.2 in the first nine months of 2011). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $57.3 in the third quarter of 2012 ($96.6 in the first nine months of 2012), compared to cash provided by operating activities of $5.4 in the third quarter of 2011 (cash used in operating activities of $71.2 in the first nine months of 2011) with the year-over-year improvement primarily attributable to higher premium collections, partially offset by higher net paid losses.

Crum & Forster paid dividends to Fairfax of $63.0 and $104.0 in the first nine months of 2012 and 2011, respectively. In the first nine months of 2012, Crum & Forster recorded a loss on repurchase of long term debt of $0.8 ($56.5 in the first nine months of 2011) following the redemption of the remaining $6.2 aggregate principal amount of its unsecured senior notes due 2017. During the first nine months of 2011, Fairfax contributed capital to Crum & Forster comprised of its investment in First Mercury ($294.3 in-kind), cash to fund the repayment of First Mercury’s short term debt ($31.0) and to fund the repurchase by Crum & Forster of $323.8 aggregate principal amount of its unsecured senior notes due 2017 ($359.3).

Zenith National
Zenith National reported underwriting losses of $23.4 and $71.0 and combined ratios of 114.7% and 116.2% in the third quarter and first nine months of 2012, respectively, compared to underwriting losses of $31.3 and $93.0 and combined ratios of 124.3% and 125.7% in the third quarter and first nine months of 2011, respectively. Net premiums earned in the third quarter and first nine months of 2012 of $158.5 and $438.5, respectively, increased from $128.6 and $362.3 in the third quarter and first nine months of 2011, respectively, reflecting Zenith National's ability to write new business and retain existing customers at higher prices. The improvement in Zenith National’s combined ratios in the third quarter and first nine months of 2012, primarily reflected decreases in Zenith National’s expense ratios (excluding commissions) of 5.6 and 6.5 percentage points, respectively, primarily as a result of the 23.3% and 21.0% increase in net premiums earned in those respective periods and an absence of net adverse development of prior years' loss reserves in 2012 which added 6.8 and 4.2 combined ratio points ($8.7 and $15.3) in the third quarter and first nine months of 2011, respectively. Zenith National’s expense levels reflect its commitment to maintaining its service strategy over the long-term and position the company to grow its business as it finds profitable opportunities.

Interest and dividend income of $5.0 in the third quarter of 2012 decreased from $12.2 in the third quarter of 2011 and decreased to $16.8 in the first nine months of 2012 from $36.6 in the first nine months of 2011. The decreases reflect the combined effects of the sale of higher yielding long-term U.S. government bonds in the fourth quarter of 2011 and the second quarter of 2012 with reinvestment in lower-yielding short-term investments and equity securities. In addition, losses incurred in connection with a limited partnership investment and total return swap expense (acquired as an economic hedge of equity investments), further reduced investment income in 2012. The combination of the significant decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income, partially offset by the decreased underwriting loss year-over-year, produced a pre-tax loss before interest and other of $20.7 in the third quarter of 2012 ($54.5 in the first nine months of 2012) compared to a pre-tax income before interest and other of $187.8 in the third quarter of 2011 ($158.5 in the first nine months of 2011).

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	2.6	(11.2)	(11.0)	(17.4)
Equity hedges	(16.1)	22.8	(22.4)	21.3
Bonds	12.2	200.6	33.7	213.5
Preferred stocks	(0.5)	(4.4)	6.9	(2.3)
CPI-linked derivatives	(1.5)	—	(8.5)	—
Other	1.0	(0.9)	1.0	(0.2)
Net gains (losses) on investments	(2.3)	206.9	(0.3)	214.9

At September 30, 2012, Zenith National had cash and cash equivalents of $33.1 ($16.7 at December 31, 2011). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $13.8 and $32.6 in the third quarter and first nine months of 2012, respectively, compared to cash provided by operating activities of $21.2 and $11.0 in the third quarter and first nine months of 2011. The improvement in cash provided by operating activities in the first nine months of 2012 compared to the respective period in 2011 was primarily as a result of increased premium collections, which more than offset the reduced investment income received. Zenith National received $24.0 from the commutation of a reinsurance agreement, recorded as cash provided by operating activities in the third quarter and first nine months of 2011. There was no gain or loss recorded as a result of this commutation.

Zenith National paid dividends to Fairfax and its affiliates of $100.0 in the first nine months of 2012 (nil in the first nine months of 2011).

Fairfax Asia

	Third quarter		First nine months
	2012	2011	2012	2011
Underwriting profit	9.9	14.5	20.4	28.4

Loss & LAE - accident year	75.9%	76.8%	77.0%	77.0%
Commissions	(3.5)%	(10.0)%	2.2%	1.7%
Underwriting expenses	11.9%	8.8%	11.9%	8.7%
Combined ratio - accident year	84.3%	75.6%	91.1%	87.4%
Net favourable development	(1.1)%	(2.5)%	(3.2)%	(6.5)%
Combined ratio - calendar year	83.2%	73.1%	87.9%	80.9%

Gross premiums written	127.8	121.3	368.5	339.8
Net premiums written	53.8	49.7	181.4	163.2
Net premiums earned	59.1	54.1	169.2	149.1
Underwriting profit	9.9	14.5	20.4	28.4
Interest and dividends	12.9	11.3	24.2	8.5
Operating income	22.8	25.8	44.6	36.9
Net gains (losses) on investments	(0.6)	11.5	(3.3)	10.0
Pre-tax income before interest and other	22.2	37.3	41.3	46.9

On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of Pacific Insurance and commenced consolidating the assets, liabilities and results of operations of Pacific Insurance since acquisition within the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia.

Underwriting results for Fairfax Asia in the third quarter of 2012 featured an underwriting profit of $9.9 and a combined ratio of 83.2% compared to an underwriting profit of $14.5 and a combined ratio of 73.1% in the third quarter of 2011. The third quarter of 2012 combined ratios for First Capital, Falcon and Pacific Insurance were 69.1%, 98.4% and 102.3% (2011 – 55.1%, 98.7% and 96.0%), respectively. The underwriting results in the third quarter of 2012 included 1.1 combined ratio points ($0.6) of net favourable development of prior years’ reserves primarily attributable to workers' compensation, accident and health and motor lines of business at Falcon compared to 2.5 combined ratio points ($1.4) of net favourable development of prior years’ reserves in the third quarter of 2011 principally at Falcon related to workers' compensation and marine cargo lines of business. During the third quarter of 2012, gross premiums written, net premiums written and net premiums earned increased by 5.4%, 8.2% and 9.2%, respectively, primarily as a result of increased writings of commercial automobile, marine hull and property lines of business at Pacific Insurance. The commission income ratio of 3.5% in the third quarter of 2012 decreased from 10.0% primarily as a result of lower reinsurance profit commissions in the third quarter of 2012 at First Capital largely due to property losses related to the Thai floods in 2011.

Underwriting results for Fairfax Asia in the first nine months of 2012 featured an underwriting profit of $20.4 and a combined ratio of 87.9% compared to an underwriting profit of $28.4 and a combined ratio of 80.9% in the first nine months of 2011. The first nine months of 2012 combined ratios for First Capital, Falcon and Pacific Insurance were 77.2%, 100.1% and 98.0% (2011 – 69.6%, 100.2% and 95.6%), respectively. The underwriting results in the first nine months of 2012, included 3.2 combined ratio points ($5.5) of net favourable development of prior years’ reserves, primarily attributable to workers' compensation, commercial automobile, accident and health and general liability lines of business at Falcon and First Capital compared to 6.5 combined ratio points ($9.7) of net favourable development of prior years’ reserves in the first nine months of 2011, primarily attributable to net favourable development of prior years' reserves at First Capital in its marine hull and motor lines of business and at Falcon in its workers' compensation, accident and health and marine hull lines of business. During the first nine months of 2012, gross premiums written, net premiums written and net premiums earned increased by 8.4%, 11.2% and 13.5%, respectively, primarily as a result of the year-over-year impact of the consolidation of Pacific Insurance and increased writings of accident and health and marine hull lines of business at First Capital. The commission expense ratio of 2.2% in the first nine months of 2012 increased from 1.7% in the first nine months of 2011 primarily as a result of the lower reinsurance profit commissions of First Capital due to property losses related to the Thai floods in 2011.

Interest and dividend income increased to $12.9 in the third quarter of 2012 compared to $11.3 in the third quarter of 2011 primarily as a result of a year-over-year increase in Fairfax Asia's share of the profit of ICICI Lombard. Interest and dividend income of $24.2 in the first nine months of 2012 ($8.5 in the first nine months of 2011) included Fairfax Asia’s share of the income of ICICI Lombard of $5.6 (share of the loss of ICICI Lombard of $9.8 in the first nine months of 2011). The net earnings of ICICI Lombard in 2011 and 2012 have been adversely affected by its mandatory pro-rata participation in the Indian commercial vehicle insurance pool partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio. Fairfax Asia’s interest and dividend income, excluding its share of the profit and loss of associates, increased to $18.1 in the first nine months of 2012 from $16.7 in the first nine months of 2011, reflecting increased interest and dividends earned on a larger average investment portfolio as a result of the consolidation of Pacific Insurance. The net losses on investments in 2012 (as set out in the table below) and decreased underwriting profit, partially offset by increased interest and dividend income, produced pre-tax income before interest and other of $22.2 in the third quarter of 2012 ($41.3 in the first nine months of 2012) compared to pre-tax income before interest and other of $37.3 in the third quarter of 2011 ($46.9 in the first nine months of 2011).

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	3.6	(13.4)	10.4	(10.3)
Equity hedges	(5.9)	30.1	(15.1)	24.3
Bonds	6.1	(9.4)	13.4	(7.1)
Preferred stocks	0.3	(6.5)	(2.1)	(1.7)
Foreign currency	(4.6)	10.7	(9.8)	4.7
Other	(0.1)	—	(0.1)	0.1
Net gains (losses) on investments	(0.6)	11.5	(3.3)	10.0

Reinsurance - OdysseyRe(1)

	Third quarter		First nine months
	2012	2011	2012	2011
Underwriting profit (loss)	94.7	(18.9)	232.3	(214.0)

Loss & LAE - accident year	63.6%	79.8%	61.0%	87.8%
Commissions	18.8%	15.3%	18.8%	17.0%
Underwriting expenses	6.3%	8.5%	8.3%	10.2%
Combined ratio - accident year	88.7%	103.6%	88.1%	115.0%
Net favourable development	(2.4)%	(0.2)%	(1.8)%	(0.5)%
Combined ratio - calendar year	86.3%	103.4%	86.3%	114.5%

Gross premiums written	816.2	772.9	2,125.0	1,888.5
Net premiums written	682.3	642.9	1,828.5	1,612.5
Net premiums earned	693.5	557.1	1,701.7	1,477.7
Underwriting profit (loss)	94.7	(18.9)	232.3	(214.0)
Interest and dividends	29.9	66.7	105.3	189.9
Operating income (loss)	124.6	47.8	337.6	(24.1)
Net gains (losses) on investments	(9.6)	523.8	56.4	486.0
Loss on repurchase of long term debt	—	—	—	(6.1)
Pre-tax income before interest and other	115.0	571.6	394.0	455.8

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

The absence of significant catastrophe events in 2012 of the magnitude that occurred in 2011 (as set out in the table below) contributed to the significant improvement in the underwriting performance of OdysseyRe producing underwriting profits of $94.7 and $232.3 and combined ratios of 86.3% and 86.3% in the third quarter and first nine months of 2012, respectively, compared to underwriting losses of $18.9 and $214.0 and combined ratios of 103.4% and 114.5% reported in the third quarter and first nine months of 2011, respectively. OdysseyRe's combined ratios in the third quarter and first nine months of 2012 also benefited from 2.4 and 1.8 combined ratio points ($16.9 and $30.0), respectively, of net favourable development of prior years’ reserves (primarily related to net favourable development of prior years' catastrophe losses) compared to the third quarter and first nine months of 2011 which included 0.2 and 0.5 of a combined ratio point ($0.9 and $7.4), respectively, of net favourable development of prior years' reserves. OdysseyRe’s expense ratio (excluding commissions) of 6.3% and 8.3% in the third quarter and first nine months of 2012, respectively, improved relative to the comparable periods in 2011 (8.5% and 10.2% in the third quarter and first nine months of 2011, respectively) primarily as a result of the year-over-year increase in net premiums earned in the third quarter and first nine months of 2012 of 24.5% and 15.2%, respectively. OdysseyRe’s commission expense ratio of 18.8% in the third quarter of 2012 (18.8% in the first nine months of 2012) increased from 15.3% in the third quarter of 2011 (17.0% in the first nine months of 2011) primarily as a result of two new property quota share reinsurance contracts (discussed below) and also reflected decreased reinstatement premiums earned during the first nine months of 2012, which do not attract commissions.

Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting results of OdysseyRe in the third quarter and first nine months of 2012 and 2011, respectively, were comprised as follows:

	Third quarter						First nine months
	2012			2011			2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Isaac	10.0	1.4		—	—		10.0	0.6		—	—
Italy earthquake	—	—		—	—		10.3	0.6		—	—
Japan earthquake and tsunami	—	—		35.0	6.3		—	—		286.1	19.4
New Zealand (Christchurch) earthquake	—	—		2.0	0.4		—	—		25.8	1.8
U.S. tornados	—	—		3.8	0.7		—	—		24.0	1.6
Denmark floods	—	—		14.9	2.7		—	—		14.9	1.0
Hurricane Irene	—	—		17.2	3.1		—	—		17.2	1.2
Other	33.5	4.9		36.1	6.5		77.4	4.5		85.2	5.9
	43.5	6.3	points	109.0	19.7	points	97.7	5.7	points	453.2	30.9	points

(1)	Net of reinstatement premiums.

Gross premiums written in the third quarter and first nine months of 2012 increased by 5.6% and 12.5%, respectively, primarily as a result of two new property quota share reinsurance contracts with underlying insured risks located in Florida and Brazil, growth in crop and rate increases in property catastrophe (primarily in Japan) lines of business, partially offset by planned decreases in casualty lines of business and lower reinstatement premiums received on a year-over-year basis. The two new quota share contracts contributed $76.4 and $236.9 to gross premiums written in the third quarter and first nine months of 2012, respectively. Net premiums written in the third quarter and first nine months of 2012 increased by 6.1% and 13.4%, respectively. The growth in net premiums written was greater than the growth in gross premiums written due to lower ceded reinstatement premiums in 2012 compared to 2011 combined with minimal ceded premiums in connection with the new Florida quota share reinsurance contract. Net premiums earned in the third quarter and first nine months of 2012 included a one-time adjustment of $49.5 to reflect the earning into income of certain U.S. Insurance lines of business to the end of the period (previously, these lines of business were earned into income on a two month lag). The effect of this adjustment on underwriting profit was not significant. Excluding this one-time adjustment, net premiums earned in the third quarter and first nine months increased by 15.6% and 11.8%, respectively, reflecting the net premiums earned on the Florida quota share reinsurance contract ($61.4 and $76.4 in the third quarter and nine months, respectively), growth in net premiums earned in the crop line of business ($24.0 and $25.5 in the third quarter and nine months, respectively) and increased net premiums earned resulting from the increased property catastrophe writings.

Interest and dividend income of $29.9 in the third quarter of 2012 decreased from $66.7 in the third quarter of 2011, with the decrease primarily reflecting lower investment income earned as a result of sales during 2011 of higher yielding government and corporate bonds, where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, and decreased share of profit of associates, partially offset by decreased total return swap expense. Interest and dividend income of $105.3 in the first nine months of 2012 decreased from $189.9 in the first nine months of 2011 with the decrease primarily reflecting many of the same factors which affected interest and dividend income in the third quarter of 2012 and also included OdysseyRe’s share of an impairment charge recorded by an associate and increased total return swap expense.

The significant decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income partially offset by an improvement in underwriting profitability, produced pre-tax income before interest and other of $115.0 in the third quarter of 2012 ($394.0 in the first nine months of 2012) compared to pre-tax income before interest and other of $571.6 in the third quarter of 2011 ($455.8 in the first nine months of 2011). Pre-tax income in the first nine months of 2011 also included a $6.1 loss on the repurchase of long term debt (described below).

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	70.1	(369.8)	164.1	(257.0)
Equity hedges	(136.7)	550.2	(275.4)	428.1
Bonds	96.1	396.4	257.6	477.9
Preferred stocks	(3.2)	(79.2)	(0.5)	(30.0)
CPI-linked derivatives	(17.9)	27.1	(46.3)	(119.9)
Foreign currency	(14.5)	(5.5)	(38.4)	(11.7)
Other	(3.5)	4.6	(4.7)	(1.4)
Net gains (losses) on investments	(9.6)	523.8	56.4	486.0

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $66.5 in the third quarter of 2012 compared to a decrease of $33.3 in the third quarter of 2011 and increased by $149.0 in the first nine months of 2012 compared to a decrease of $474.2 in the first nine months of 2011. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $49.5 in the third quarter of 2012 ($143.0 in the first nine months of 2012), compared to $82.2 in the third quarter of 2011 ($207.9 in the first nine months of 2011) with the year-over-year decreases primarily attributable to reduced investment income received.

During the second quarter of 2011, Fairfax paid down $47.9 on the outstanding balance of its revolving line of credit with OdysseyRe to fund OdysseyRe’s repurchase of $42.2 aggregate principal amount of its unsecured senior notes due in 2013 (inclusive of $6.3 principal amount owned by Zenith National).

Insurance and Reinsurance - Other

For the quarters ended September 30, 2012 and 2011

	Third quarter
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	3.9	0.5	(3.2)	(3.9)	—	(2.7)

Loss & LAE - accident year	61.4%	69.9%	68.4%	78.9%	—	66.7%
Commissions	24.1%	21.8%	19.2%	(2.8)%	—	20.8%
Underwriting expenses	2.6%	14.2%	5.6%	74.9%	—	11.7%
Combined ratio - accident year	88.1%	105.9%	93.2%	151.0%	—	99.2%
Net adverse (favourable) development	4.1%	(6.9)%	21.1%	0.5%	—	2.9%
Combined ratio - calendar year	92.2%	99.0%	114.3%	151.5%	—	102.1%

Gross premiums written	47.2	37.9	28.3	29.1	(5.5)	137.0
Net premiums written	49.7	33.7	20.6	8.7	—	112.7
Net premiums earned	49.5	46.3	22.4	7.4	—	125.6
Underwriting profit (loss)	3.9	0.5	(3.2)	(3.9)	—	(2.7)
Interest and dividends	7.3	3.0	1.4	—	—	11.7
Operating income (loss)	11.2	3.5	(1.8)	(3.9)	—	9.0
Net gains on investments	26.2	2.4	2.7	3.3	—	34.6
Pre-tax income (loss) before interest and other	37.4	5.9	0.9	(0.6)	—	43.6

	Third quarter
	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(8.6)	(44.1)	(5.0)	(3.0)	—	(60.7)

Loss & LAE - accident year	90.4%	124.8%	72.5%	91.4%	—	102.1%
Commissions	24.0%	27.3%	21.3%	(12.8)%	—	24.2%
Underwriting expenses	2.7%	13.2%	8.0%	123.6%	—	10.5%
Combined ratio - accident year	117.1%	165.3%	101.8%	202.2%	—	136.8%
Net adverse (favourable) development	(0.6)%	15.3%	22.8%	6.6%	—	9.9%
Combined ratio - calendar year	116.5%	180.6%	124.6%	208.8%	—	146.7%

Gross premiums written	52.8	66.4	23.1	36.4	(14.5)	164.2
Net premiums written	53.0	46.9	18.6	6.9	—	125.4
Net premiums earned	52.3	54.9	20.2	2.7	—	130.1
Underwriting profit (loss)	(8.6)	(44.1)	(5.0)	(3.0)	—	(60.7)
Interest and dividends	7.2	4.9	1.5	(0.1)	—	13.5
Operating loss	(1.4)	(39.2)	(3.5)	(3.1)	—	(47.2)
Net gains (losses) on investments	(46.2)	70.9	3.1	0.9	—	28.7
Pre-tax income (loss) before interest and other	(47.6)	31.7	(0.4)	(2.2)	—	(18.5)

For the nine months ended September 30, 2012 and 2011

	First nine months
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	6.9	1.6	(3.8)	(10.5)	—	(5.8)

Loss & LAE - accident year	66.0%	74.5%	71.3%	84.5%	—	71.3%
Commissions	23.6%	22.6%	22.5%	1.0%	—	21.5%
Underwriting expenses	1.7%	15.0%	5.1%	54.3%	—	10.7%
Combined ratio - accident year	91.3%	112.1%	98.9%	139.8%	—	103.5%
Net adverse (favourable) development	3.9%	(13.3)%	6.9%	1.4%	—	(1.9)%
Combined ratio - calendar year	95.2%	98.8%	105.8%	141.2%	—	101.6%

Gross premiums written	154.5	222.5	96.8	84.2	(33.1)	524.9
Net premiums written	152.3	163.2	72.5	30.3	—	418.3
Net premiums earned	144.3	130.6	65.3	25.4	—	365.6
Underwriting profit (loss)	6.9	1.6	(3.8)	(10.5)	—	(5.8)
Interest and dividends	25.2	8.2	4.2	(0.7)	—	36.9
Operating income (loss)	32.1	9.8	0.4	(11.2)	—	31.1
Net gains on investments	22.8	1.5	5.7	5.5	—	35.5
Pre-tax income (loss) before interest and other	54.9	11.3	6.1	(5.7)	—	66.6

	First nine months
	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(48.2)	(72.3)	(7.5)	(7.5)	—	(135.5)

Loss & LAE - accident year	106.0%	123.2%	75.9%	88.4%	—	107.8%
Commissions	23.5%	22.8%	19.5%	(12.1)%	—	22.0%
Underwriting expenses	1.9%	16.7%	7.6%	130.7%	—	10.8%
Combined ratio - accident year	131.4%	162.7%	103.0%	207.0%	—	140.6%
Net adverse (favourable) development	(2.1)%	(13.3)%	10.0%	4.3%	—	(4.5)%
Combined ratio - calendar year	129.3%	149.4%	113.0%	211.3%	—	136.1%

Gross premiums written	138.3	298.7	81.1	69.2	(64.6)	522.7
Net premiums written	136.5	178.4	66.2	10.1	—	391.2
Net premiums earned	164.6	146.7	57.7	6.7	—	375.7
Underwriting profit (loss)	(48.2)	(72.3)	(7.5)	(7.5)	—	(135.5)
Interest and dividends	18.8	13.6	3.4	1.0	—	36.8
Operating loss	(29.4)	(58.7)	(4.1)	(6.5)	—	(98.7)
Net gains (losses) on investments	(44.0)	64.5	3.5	0.4	—	24.4
Pre-tax income (loss) before interest and other	(73.4)	5.8	(0.6)	(6.1)	—	(74.3)

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Refer to the Runoff section of this MD&A for a description of this transaction which has not been reflected in the table above. Had this reinsurance-to-close transaction been reflected in the table above, net premiums written and net premiums earned would have decreased by $62.2 and ceded losses on claims would have increased by $62.2 with the result that Advent’s underwriting profit would be unchanged in the first nine months of 2012. The transfer of the net insurance liabilities of Syndicate 3330 to Runoff is consistent with the company’s strategy of consolidating all of its runoff operations under the supervision of RiverStone management and is expected to reduce the interest and dividend income and operating expenses of Advent in future periods.

The absence of significant catastrophe events in 2012 of the magnitude of the Japan earthquake and tsunami, the New Zealand (Christchurch) earthquake and the U.S. tornadoes which occurred in 2011 and the year-over-year decrease in net adverse development of prior years' reserves contributed to the significant improvement in the underwriting performance of the Insurance and Reinsurance – Other segment, producing underwriting losses of $2.7 and $5.8 and combined ratios of 102.1% and 101.6% in the third quarter and first nine months of 2012, respectively, compared to underwriting losses of $60.7 and $135.5 and combined ratios of 146.7% and 136.1% in the third quarter and first nine months of 2011, respectively.

Current period catastrophe losses (net of reinstatement premiums) totaled 3.7 combined ratio points ($4.6) in the third quarter of 2012 compared to 41.6 combined ratio points ($53.7) in the third quarter of 2011 and totaled 3.4 combined ratio points ($12.6) in the first nine months of 2012 compared to 46.6 combined ratio points ($174.0) in the first nine months of 2011. The underwriting results in the third quarter of 2012 included 2.9 combined ratio points ($3.6) of net adverse development of prior years’ reserves (principally net adverse development at Polish Re related to its commercial automobile loss reserves partially offset by net favourable development at Advent related to its property insurance loss reserves) compared to 9.9 combined ratio points ($12.9) of net adverse development of prior years’ reserves in the third quarter of 2011 (principally at Advent related to offshore energy loss reserves and at Polish Re related to commercial automobile loss reserves). The underwriting results in the first nine months of 2012 included 1.9 combined ratio points ($6.9) of net favourable development of prior years’ reserves (principally net favourable development at Advent related to its property insurance loss reserves partially offset by net adverse development at Group Re related to commercial automobile and directors and officers liability loss reserves and at Polish Re related to commercial automobile loss reserves) compared to 4.5 combined ratio points ($16.9) of net favourable development of prior years’ reserves in the first nine months of 2011 (principally at Advent and Group Re related to net favourable development across most lines of business, partially offset by net adverse development at Polish Re related to commercial automobile loss reserves).
Gross premiums written by the Insurance and Reinsurance – Other segment decreased by $27.2 or 16.6% in the third quarter of 2012 compared to the third quarter of 2011 primarily reflecting decreased gross premiums written by Advent (primarily as a result of the non-renewal of certain classes of business where terms and conditions were considered inadequate and lower reinstatement premiums due in the third quarter of 2012 as a result of reduced catastrophe losses year-over-year) and Fairfax Brasil (reflecting the non-renewal in 2012 of a significant commercial property account, partially offset by growth in liability and marine lines of business), partially offset by growth in gross premiums written by Polish Re. Net premiums written by the Insurance and Reinsurance – Other segment decreased by $12.7 or 10.1% in the third quarter of 2012 reflecting many of the same factors which affected gross premiums written and also included in the third quarter of 2012 a reduction in third party excess of loss reinsurance purchased by Advent and decreased usage of reinsurance at Fairfax Brasil. Net premiums earned by the Insurance and Reinsurance – Other segment decreased by $4.5 or 3.5% in the third quarter of 2012 reflecting the same factors which affected net premiums written, partially offset by increased net premiums earned by Fairfax Brasil consistent with the growth in its net premiums written in prior periods.

Gross premiums written by the Insurance and Reinsurance – Other segment increased by $2.2 or 0.4% in the first nine months of 2012 compared to the first nine months of 2011. Gross premiums written and net premiums written by Group Re in the first nine months of 2012 increased by 11.7% and 11.6%, respectively, primarily as a result of the unearned premium portfolio transfer of $42.3 (as described in the Northbridge section in this MD&A) which suppressed the gross premiums written and net premiums written by Group Re in the first nine months of 2011. Excluding the unearned premium portfolio transfer in the first nine months of 2011, Group Re’s gross premiums written, net premiums written and net premiums earned decreased by 14.5%, 14.8% and 12.3%, respectively, primarily as a result of decreased assumed premiums related to the reinsurance programs of Northbridge and Advent, partially offset by growth in third party catastrophe reinsurance and retrocessional business that reflected improving terms and conditions. The year-over-year decrease in gross premiums written by Advent in the first nine months of 2012 primarily reflected the same factors which affected gross premiums written in the third quarter of 2012 and also reflected premium adjustments ($11.8) recognized in the second quarter of 2012 to reflect revisions to lower estimates of reinstatement premiums receivable by Advent in respect of the 2010 and 2011 catastrophe events. Gross premiums written in the first nine months of 2012 increased at Fairfax Brasil (reflecting growth in most lines of business, partially offset by the non-renewal in 2012 of a significant commercial property account) and at Polish Re. In the first nine months of 2012 (excluding the impact of the unearned premium portfolio transfer of $42.3), net premiums written and net premiums earned by the Insurance and Reinsurance – Other segment decreased by 3.5% and 2.7%, respectively, on a year-over-year basis consistent with the decrease of 7.1% in gross premiums written (also excluding the impact of the unearned premium portfolio transfer of $42.3).

Interest and dividend income earned by the Insurance and Reinsurance – Other segment was $11.7 and $36.9 in the third quarter and first nine months of 2012, respectively, compared to $13.5 and $36.8 in the third quarter and first nine months of 2011, respectively, with the changes primarily related to decreased interest and dividend income at Advent and Group Re (principally reflecting decreased holdings on a year-over-year basis of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments) partially offset by Group Re's share of the profit of an associate which it acquired from Fairfax during the first quarter of 2012. Interest and dividend income during the first nine months of 2012 was also reduced at Group Re as a result of withholding tax paid on a non-recurring dividend from an affiliate. The year-over-year decrease in the underwriting loss and increased net gains on investments (as set out in the table below), partially offset by decreased interest and dividend income, produced a pre-tax income before interest and other of $43.6 in the third quarter of 2012, compared to a pre-tax loss before interest and other of $18.5 in the third quarter of 2011. The year-over-year decrease in the underwriting loss, increased net gains on investments (as set out in the table below) and stable interest and dividend income produced pre-tax income before interest and other of $66.6 in the first nine months of 2012 compared to a pre-tax loss before interest and other of $74.3 in the first nine months of 2011.

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	31.1	(61.0)	20.5	(55.3)
Equity hedges	(7.5)	3.2	(19.2)	2.2
Bonds	17.1	85.5	37.0	85.8
Preferred stocks	0.4	(4.9)	2.1	(2.8)
CPI-linked derivatives	(1.3)	2.2	(1.4)	(9.2)
Foreign currency	(3.8)	1.3	(2.2)	1.2
Other	(1.4)	2.4	(1.3)	2.5
Net gains on investments	34.6	28.7	35.5	24.4

During the first, second and third quarters of 2012, Fairfax made capital contributions of $5.8, $7.1 and $5.1, respectively, to Fairfax Brasil to support its growth. During the second quarter of 2012, Fairfax made a capital contribution of $11.0 to Advent.

Runoff

	Third quarter		First nine months
	2012	2011	2012	2011
Gross premiums written	—	3.9	—	122.6
Net premiums written	0.1	0.9	—	119.7
Net premiums earned	0.1	1.8	5.8	125.4
Losses on claims	(2.2)	(37.1)	(11.0)	(164.1)
Operating expenses	(18.4)	(24.0)	(50.0)	(72.3)
Interest and dividends	5.7	25.4	50.3	82.2
Operating loss	(14.8)	(33.9)	(4.9)	(28.8)
Net gains on investments	27.9	214.6	150.9	402.6
Pre-tax income before interest and other	13.1	180.7	146.0	373.8

On October 12, 2012, the company's runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of 100% of the outstanding shares of Brit Insurance Limited ("Brit Insurance") for cash purchase consideration of $332.2 (206.7 British pound sterling). The Brit Insurance purchase price was primarily financed internally by the company's runoff subsidiaries. At the date of acquisition, the company estimated the carrying values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of Brit Insurance to be $1,355, $1,958 and $917, respectively. The assets and liabilities and results of operations of Brit Insurance will be consolidated within the company's financial reporting in the Runoff reporting segment. Brit Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. Effective October 12, 2012, Brit Insurance was renamed RiverStone Insurance Limited.

During the first nine months of 2012, the company undertook several steps as part of a plan to wind up the operations of nSpire Re (the "voluntary liquidation"). In the first quarter of 2012, all of the reinsurance contracts between nSpire Re and RiverStone (UK) were commuted (with no impact on the Runoff segment or the company's interim consolidated financial reporting) and during the second quarter of 2012, the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates were novated to Wentworth Insurance Company Ltd. (reported within the Group Re operating segment of the Insurance and Reinsurance - Other reporting segment). The Group Re operating segment received $17.7 of cash and investments as consideration for the assumption of net loss reserves of $17.7. These novations had no impact on the company's interim consolidated financial reporting, however, in its segmented financial reporting, the company recorded this transaction as a loss portfolio transfer with the assets acquired and liabilities assumed by Group Re recognized on the Group Re segment balance sheet. The Group Re and Runoff segment income statements remained unaffected by these novations.

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $49.5 of cash and investments and $12.7 of other net assets (primarily consisting of net insurance contract receivables) as consideration for the assumption of net loss reserves of $62.2. In its assessment of the performance of Advent and Runoff, the company’s management does not consider the initial effects of this reinsurance-to-close transaction between related parties and accordingly, the tables which set out the operating results of Advent and Runoff do not give effect to this transaction. Had this reinsurance-to-close transaction been reflected in the tables above, gross premiums written, net premiums written and net premiums earned would have increased by $62.2 and losses on claims would have increased by $62.2 with the result that Runoff’s operating loss would be unchanged in the first nine months of 2012.

Effective January 1, 2012, all of the net insurance liabilities of Syndicate 535 and Syndicate 1204 were novated to Syndicate 3500. The novation of the net insurance liabilities of Syndicate 535 and Syndicate 1204 resulted in the receipt by Syndicate 3500 of $9.6 of cash and investments and $5.0 of other net assets as consideration for the assumption of net loss reserves of $14.6. Syndicate 535 and Syndicate 1204 are Lloyd’s syndicates that were unrelated to Fairfax and its affiliates prior to the transaction. In its interim consolidated financial reporting, the company recorded this transaction as a loss portfolio transfer with the assets acquired and liabilities assumed recognized on the consolidated balance sheet. The consolidated income statement remained unaffected by this transaction.

On December 31, 2011, Crum & Forster effectively reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities.

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant Insurance, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to the TIG Group. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

On January 1, 2011, Syndicate 3500 accepted the reinsurance-to-close of all of the net insurance liabilities of Syndicate 376. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 of other assets (primarily consisting of net insurance contract receivables) as consideration (reported as premiums in the table above) for the assumption of net loss reserves of $119.6 (reported as losses on claims in the table above). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates.

The Runoff segment pre-tax income before interest decreased to $13.1 in the third quarter of 2012 ($146.0 in the first nine months of 2012) from $180.7 in the third quarter of 2011 ($373.8 in the first nine months of 2011). The year-over-year decrease in pre-tax income before interest in the third quarter and first nine months of 2012 primarily reflected lower net gains on investments (as set out in the table below), partially offset by decreased operating losses ($14.8 and $4.9 in the third quarter and first nine months of 2012 compared to $33.9 and $28.8 in the third quarter and first nine months of 2011, respectively). The operating losses in the third quarter and the first nine months of 2012 (excluding the impact of the reinsurance-to-close of Syndicate 376 in the first nine months of 2012) decreased relative to those same periods in the prior year primarily as a result of decreases in losses on claims, operating expenses and interest and dividends, partially offset by decreased net premiums earned.

Losses on claims of $2.2 in the third quarter of 2012 principally reflected the absence of net adverse development of prior years' reserves, whereas the losses on claims of $37.1 in the third quarter of 2011 was primarily related to net adverse development of prior years' reserves in U.S. Runoff (primarily Clearwater). The decrease in operating expenses ($18.4 in the third quarter of 2012 compared to $24.0 in the third quarter of 2011) primarily reflected cost reductions at nSpire Re as a result of the voluntary liquidation and the release of a provision for an uncollectible reinsurance balance at U.S. Runoff, partially offset by increased operating costs related to the acquisition and reinsurance transactions undertaken by Runoff during 2011 and the first quarter of 2012 as described above. The decrease in interest and dividend income from $25.4 in the third quarter of 2011 to $5.7 in the third quarter of 2012, primarily related to the increased share of losses of associates, increased total return swap expense and lower investment income earned as a result of sales during 2011 of higher yielding bonds, primarily U.S. treasury bonds, where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, partially offset by increased interest and dividends earned on a higher average investment portfolio on a year-over-year basis as a result of the acquisition and reinsurance transactions undertaken by Runoff during 2011 and the first quarter of 2012 as described above.

Losses on claims of $11.0 in the first nine months of 2012 were primarily comprised of incurred losses of $79.6 in U.S. Runoff (principally related to net strengthening of asbestos and general liability reserves), partially offset by net favourable reserve development in European Runoff (primarily related to favourable emergence across all lines of business). Losses on claims of $164.1 in the first nine months of 2011 was principally comprised of $119.6 of net loss reserves assumed by European Runoff in connection with the reinsurance-to-close of Syndicate 376. The decrease in operating expenses ($50.0 in the first nine months of 2012, compared to $72.3 in the first nine months of 2011) was primarily as a result of the same factors which decreased operating expenses in the third quarter of 2012 and also reflected the release of a provision following the resolution in favour of the company of a dispute with a European taxation authority related to value added tax. The decrease in interest and dividend income from $82.2 in the first nine months of 2011 to $50.3 in the first nine months of 2012, primarily reflected the same factors which decreased interest and dividend income in the third quarter of 2012.

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	30.0	(141.9)	89.9	7.6
Equity hedges	(46.0)	55.3	(62.2)	43.4
Bonds	40.3	306.2	127.9	366.0
Preferred stocks	0.6	(3.9)	(3.5)	(1.3)
CPI-linked and other derivatives	(0.1)	1.8	(3.6)	(14.9)
Credit default swaps	(0.7)	9.9	(4.8)	3.7
Foreign currency	3.9	(12.4)	3.7	(1.4)
Other	(0.1)	(0.4)	3.5	(0.5)
Net gains on investments	27.9	214.6	150.9	402.6

Runoff paid cash dividends of $177.6 (2011 – $105.0) and dividends-in-kind (marketable securities) of $126.2 (2011 – nil) to Fairfax during the first nine months of 2012.

Other (1)

	Third quarter		First nine months
	2012	2011	2012	2011
Revenue	217.6	157.8	601.2	459.0
Expenses	(207.7)	(157.0)	(585.5)	(450.4)
Pre-tax income before interest and other	9.9	0.8	15.7	8.6
Interest expense	(0.8)	(0.1)	(1.0)	(0.6)
Pre-tax income	9.1	0.7	14.7	8.0

(1)
These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

The Other reporting segment is comprised of the results of operations of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley (a prestige retailer of exclusive tableware and gifts in Canada), Sporting Life (a Canadian retailer of sporting goods and sports apparel), Prime Restaurants (franchises, owns and operates a network of casual dining restaurants and pubs in Canada) and Thomas Cook India (an integrated travel and travel related financial services company in India) were included in the Other reporting segment since their respective acquisition dates of August 16, 2011, December 22, 2011, January 10, 2012 and August 14, 2012, pursuant to the transactions described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2012, and note 23 to the consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report.

Ridley’s revenue and expenses fluctuate with changes in raw material prices. Ridley’s revenue was $174.4 in the third quarter of 2012 ($490.4 in the first nine months of 2012) compared with revenue of $156.5 in the third quarter of 2011 ($457.7 in the first nine months of 2011). The year-over-year increase in revenue was primarily the result of higher raw material prices. The remaining revenue and expenses included in the Other reporting segment was comprised of the revenue and expenses of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of interest and dividend income and net gains (losses) on investments is presented in the Investments section in this MD&A.

Interest Expense

Consolidated interest expense of $51.5 and $156.0 in the third quarter and first nine months of 2012, respectively, decreased compared to consolidated interest expense of $53.6 and $161.8 in the third quarter and first nine months of 2011, respectively. Decreased interest expense in the third quarter and first nine months of 2012 reflected the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes due April 26, 2012. In addition, the decrease in interest expense in the first nine months of 2012 also reflected lower interest expense due to the repurchases during 2011 of $298.2, $323.8 and $35.9 principal amounts of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes, respectively, partially offset by the issuances during 2011 of $500.0 and Cdn$400.0 principal amounts of Fairfax unsecured senior notes. Consolidated interest expense is comprised of the following:

	Third quarter		First nine months
	2012	2011	2012	2011
Fairfax	38.9	40.8	119.4	112.5
Crum & Forster	0.6	1.1	1.9	14.1
Zenith National	0.8	0.8	2.5	2.5
OdysseyRe	6.9	7.3	20.8	22.1
Advent	1.1	1.2	3.4	3.4
Runoff (TIG)	2.4	2.3	7.0	6.6
Other	0.8	0.1	1.0	0.6
	51.5	53.6	156.0	161.8

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	Third quarter		First nine months
	2012	2011	2012	2011
Fairfax corporate overhead	27.5	31.3	75.5	91.4
Subsidiary holding companies' corporate overhead	15.4	27.4	39.3	78.8
Holding company interest and dividends	0.8	6.1	7.5	(4.8)
Holding company net (gains) losses on investments	51.8	(233.9)	159.4	(260.3)
Investment management and administration fees	(15.4)	(13.3)	(43.8)	(61.2)
	80.1	(182.4)	237.9	(156.1)

Fairfax corporate overhead expense in the third quarter and first nine months of 2012 of $27.5 and $75.5, respectively, decreased from $31.3 and $91.4 in the third quarter and first nine months of 2011, respectively, primarily due to lower legal expenses. Subsidiary holding companies’ corporate overhead expense in the third quarter and first nine months of 2012 of $15.4 and $39.3, respectively, decreased from $27.4 and $78.8 in the third quarter and first nine months of 2011, respectively. The decrease in subsidiary companies' corporate overhead expense in the third quarter was primarily as a result of non-recurring personnel costs at Zenith National and Advent incurred in 2011. In addition, the decrease in subsidiary companies' corporate overhead expense in the first nine months of 2012 included non-recurring personnel and restructuring costs incurred in 2011 at Northbridge (related in part to the rebranding of three of its operating subsidiaries under Northbridge Insurance) and at Crum & Forster (related to the integration of First Mercury). Prior to giving effect to the impact of total return swap expense, interest and dividends earned on holding company cash and investments in the third quarter and first nine months of 2012 was $8.5 and $22.8, respectively (compared to $7.5 and $32.1 in the third quarter and first nine months of 2011, respectively). Decreased holdings year-over-year of a high-yielding corporate debt security and long term U.S. treasury bonds reduced interest and dividends earned at the holding company in both the third quarter and first nine months of 2012, offset by an increased share of profit of associates on a year-over-year basis. Total return swap expense (which is reported as a component of interest and dividend income), decreased to $9.3 in the third quarter of 2012 from $13.6 in the third quarter of 2011 primarily as a result of a decrease in the notional amount of short equity and equity index total return swaps. Total return swap expense increased to $30.3 in the first nine months of 2012 from $27.3 in the first nine months of 2011, primarily as a result of an increase in the notional amount of short equity total return swaps and increases in the dividend yields payable on the reference securities underlying several of the companies short equity and equity index total return swaps, partially offset by a decrease in the notional amount of short equity index total return swaps. Net gains and losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees in the third quarter and first nine months of 2012 were $15.4 and $43.8, respectively (compared to $13.3 and $61.2 in the third quarter and first nine months of 2011, respectively). The year-over-year decrease in investment management and administration fees in the first nine months of 2012 primarily related to adjustments to the fees payable in respect of the prior year.

	Third quarter		First nine months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	5.9	(62.3)	(10.0)	(51.3)
Equity hedges	(81.9)	311.2	(184.6)	278.7
Bonds	25.0	0.4	60.8	31.3
Preferred stocks	1.0	(24.2)	(9.3)	(9.7)
Foreign currency	7.0	(11.8)	(5.3)	(0.7)
Other	(8.8)	20.6	(11.0)	12.0
Net gains (losses) on investments	(51.8)	233.9	(159.4)	260.3

Income Taxes

The effective income tax rates in the third quarter and first nine months of 2012 of 7.7% and 12.5%, respectively, differed from the company’s Canadian statutory income tax rate of 26.5% primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by the utilization of previously unrecorded income tax losses.

The effective income tax rates in the third quarter and first nine months of 2011 of 34.5% and 29.5%, respectively, differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is greater than the company’s statutory income tax rate and the effects of foreign exchange, partially offset by non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and the utilization of previously unrecorded income tax losses.

Non-controlling Interests

The attribution of net earnings to the non-controlling interests is comprised of the following:

	Third quarter		First nine months
	2012	2011	2012	2011
Ridley	1.3	0.3	2.5	1.1
Fairfax Asia	0.6	0.3	1.2	0.9
Prime Restaurants	0.4	—	1.0	—
Sporting Life	(0.1)	—	(0.6)	—
Thomas Cook India	0.2	—	0.2	—
	2.4	0.6	4.3	2.0
Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $966.6 ($921.6 net of $45.0 of holding company short sale and derivative obligations) at September 30, 2012, compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2012 are as set out in the Financial Condition section in this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $230.7 to $1,966.1 at September 30, 2012 from $1,735.4 at December 31, 2011, primarily as a result of larger year-over-year premiums receivable balances at OdysseyRe ($180.3) and Zenith National ($57.3), partially offset by lower year-over-year premium receivable balances at Northbridge ($42.0) consistent with changes in those operating companies’ premium volumes.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at September 30, 2012, the latter primarily included the company’s investments in Gulf Insurance, ICICI Lombard, Cunningham Lindsey, The Brick and other partnerships and trusts), the aggregate carrying value of which was $23,729.1 at September 30, 2012 ($23,586.4 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2011, of $23,466.0 ($23,359.7 net of subsidiary short sale and derivative obligations). The net $226.7 increase in the aggregate carrying value of portfolio investments at September 30, 2012, compared to December 31, 2011 (net of subsidiary short sale and derivative obligations), primarily reflected net unrealized appreciation of government bonds, bonds issued by U.S. states and municipalities and equity and equity-related holdings, the favourable impact of foreign currency translation and net cash provided by operating activities, partially offset by net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts and the payment of dividends to Fairfax.

Major movements in portfolio investments in the first nine months of 2012 included the following: subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,169.0, primarily reflecting the reinvestment into cash and short term investments of the proceeds on the sale of bonds (discussed below) and net cash provided by operating activities, partially offset by net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps ($589.2), the payment of cash dividends to Fairfax ($432.4) and net cash used to acquire Thomas Cook India. Bonds decreased by $903.8, primarily reflecting the sale of U.S. and U.K. treasury and Canadian government bonds, partially offset by net unrealized appreciation of bonds (principally net unrealized appreciation of government bonds and bonds issued by U.S. states and municipalities). Common stocks increased by $467.9, primarily reflecting net unrealized appreciation of common stocks and purchases of certain limited partnerships, partially offset by a dividend-in-kind of $106.4 paid by Runoff to Fairfax. The increase of $52.4 related to investments in associates primarily reflected investments made in certain limited partnerships and the acquisition of Thai Re, partially offset by the sale of Fibrek as described in note 6 to the interim consolidated financial statements for the three and nine months ended September 30, 2012. Derivatives and other invested assets net of short sale and derivative obligations decreased $198.9, principally as a result of net unrealized depreciation related to CPI-linked derivatives, decreased investment in credit related warrants (such warrants were exercised during the second quarter of 2012) and increased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swaps (excluding the impact of collateral requirements).

Recoverable from reinsurers increased by $171.0 to $4,369.1 at September 30, 2012 from $4,198.1 at December 31, 2011, with the increase primarily related to the recoverable from reinsurers balances acquired by Runoff in connection with the Syndicate 535 and Syndicate 1204 transactions, increased recoverable from reinsurers related to OdysseyRe’s crop insurance business and increased business volumes at Fairfax Asia, Crum & Forster and Fairfax Brasil, partially offset by collections made in connection with the 2011 ceded catastrophe losses, decreased recoverable from reinsurers at Advent (related to decreased business volumes the result of the non-renewal of certain classes of business where terms and conditions were considered inadequate) and the continued progress by Runoff as a result of normal cession and collection activity.

Deferred income taxes represent amounts expected to be recovered in future years. The deferred income tax asset increased by $35.0 to $663.2 at September 30, 2012, from $628.2 at December 31, 2011, with the change primarily attributable to increased operating loss carryovers in the U.S., partially offset by increased temporary differences related to net unrealized appreciation of investments during the first nine months of 2012.

Goodwill and intangible assets of $1,324.3 at September 30, 2012 increased by $209.1 from $1,115.2 at December 31, 2011, primarily as a result of the acquisitions of Prime Restaurants and Thomas Cook India which increased goodwill and intangible assets by $64.0 and $130.6, respectively, as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2012.

Other assets increased by $158.6 to $980.0 at September 30, 2012 from $821.4 at December 31, 2011, primarily as a result of increased income taxes refundable balances, the consolidation of the other assets of Prime Restaurants and Thomas Cook India and an increase in receivables for securities sold but not yet settled, partially offset by decreased accrued interest and dividends. Income taxes refundable increased by $43.5 to $128.7 at September 30, 2012 from $85.2 at December 31, 2011, primarily as a result of the accrual of income taxes refundable in connection with the operating losses incurred in the first nine months of 2012, principally at Northbridge.

Provision for losses and loss adjustment expenses increased by $230.0 to $17,462.2 at September 30, 2012 from $17,232.2 at December 31, 2011, comprised of increased business volume at Crum & Foster, Zenith National, OdysseyRe, Fairfax Asia and Fairfax Brasil, increased provision for losses and loss adjustment expenses at Northbridge (primarily as a result of the strengthening of the Canadian dollar relative to the U.S. dollar) and the provision for losses and loss adjustment expenses assumed by Runoff in connection with the Syndicate 535 and Syndicate 1204 transactions, partially offset by payments made in connection with the 2011 catastrophe losses and the continued progress by Runoff in settling its remaining claims.

Non-controlling interests increased by $16.7 to $62.6 at September 30, 2012 from $45.9 at December 31, 2011, principally as a result of the acquisition of Prime Restaurants and Thomas Cook India, as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2012, and net earnings attributable to non-controlling interests, partially offset by dividends paid to non-controlling interests by Ridley. The non-controlling interests balance at September 30, 2012 and December 31, 2011, primarily related to Ridley.

Investments

Net Gains (Losses) on Investments
Net losses on investments of $23.6 and net gains on investments of $7.0 in the third quarter and first nine months of 2012, respectively (net gains on investments of $1,588.0 and $1,606.1 in the third quarter and first nine months of 2011, respectively) were comprised as shown in the following table:

	Third quarter
	2012			2011
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common Stocks	151.3	101.6	252.9	168.4	(1,050.8)	(882.4)
Preferred stocks - convertible	—	0.6	0.6	—	(178.7)	(178.7)
Bonds - convertible	59.4	(19.5)	39.9	47.2	(168.8)	(121.6)
Other equity derivatives(1) (2)	—	(23.8)	(23.8)	(0.1)	(159.1)	(159.2)
Equity and equity-related holdings	210.7	58.9	269.6	215.5	(1,557.4)	(1,341.9)
Equity hedges(2)	—	(431.6)	(431.6)	—	1,502.6	1,502.6
Equity and equity-related holdings after equity hedges	210.7	(372.7)	(162.0)	215.5	(54.8)	160.7
Bonds	144.8	83.8	228.6	18.6	1,239.0	1,257.6
Preferred stocks	0.1	0.1	0.2	(0.1)	(1.8)	(1.9)
CPI-linked derivatives	—	(38.3)	(38.3)	—	51.2	51.2
Other derivatives	(7.5)	(9.1)	(16.6)	11.3	70.2	81.5
Foreign currency	(7.9)	(27.3)	(35.2)	(6.5)	41.9	35.4
Other	—	(0.3)	(0.3)	2.9	0.6	3.5
Net gains (losses) on investments	340.2	(363.8)	(23.6)	241.7	1,346.3	1,588.0

Net gains (losses) on bonds is comprised as follows:
Government bonds	87.1	(79.2)	7.9	12.4	1,022.4	1,034.8
U.S. states and municipalities	31.9	153.3	185.2	(0.9)	339.5	338.6
Corporate and other	25.8	9.7	35.5	7.1	(122.9)	(115.8)
	144.8	83.8	228.6	18.6	1,239.0	1,257.6

(1)	Other equity derivatives include equity total return swaps-long positions and equity warrants.

(2)
Gains and losses on long and short equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

	First nine months
	2012			2011
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common Stocks	227.9	56.5	284.4	485.0	(1,116.9)	(631.9)
Preferred stocks - convertible	—	(15.4)	(15.4)	—	(72.3)	(72.3)
Bonds - convertible	59.4	87.3	146.7	43.1	(48.0)	(4.9)
Gain on disposition of associate	29.8	—	29.8	—	—	—
Other equity derivatives(1) (2)	—	78.2	78.2	162.7	(292.4)	(129.7)
Equity and equity-related holdings	317.1	206.6	523.7	690.8	(1,529.6)	(838.8)
Equity hedges(2)	(7.2)	(857.6)	(864.8)	—	1,193.2	1,193.2
Equity and equity-related holdings after equity hedges	309.9	(651.0)	(341.1)	690.8	(336.4)	354.4
Bonds	390.2	153.2	543.4	92.9	1,284.7	1,377.6
Preferred stocks	0.6	(0.4)	0.2	0.9	(3.2)	(2.3)
CPI-linked derivatives	—	(99.3)	(99.3)	—	(234.0)	(234.0)
Other derivatives	57.9	(73.0)	(15.1)	10.7	58.1	68.8
Foreign currency	(30.6)	(51.6)	(82.2)	(66.1)	104.6	38.5
Other	2.2	(1.1)	1.1	2.4	0.7	3.1
Net gains (losses) on investments	730.2	(723.2)	7.0	731.6	874.5	1,606.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	321.0	(275.9)	45.1	23.1	876.2	899.3
U.S. states and municipalities	28.9	402.2	431.1	(2.2)	614.3	612.1
Corporate and other	40.3	26.9	67.2	72.0	(205.8)	(133.8)
	390.2	153.2	543.4	92.9	1,284.7	1,377.6

(1)	Other equity derivatives include equity total return swaps-long positions and equity warrants.

(2)
Gains and losses on long and short equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity related holdings: The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index and the S&P/TSX 60 index (the "indexes") as set out in the table below. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities. In the third quarter of 2012, the company’s equity and equity-related holdings after equity hedges produced a net loss of $162.0 ($341.1 in the first nine months of 2012) compared to a net gain of $160.7 in the third quarter of 2011 ($354.4 in the first nine months of 2011). At September 30, 2012, equity hedges with a notional amount of $7,186.1 ($7,135.2 at December 31, 2011) represented 102.5% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,008.2 ($6,822.7 at December 31, 2011).

During the third quarter of 2012, the company entered into a long equity index total return swap on the Russell 2000 index with a notional amount of $800.0 as a temporary measure to reduce its economic equity hedges as a proportion of its equity and equity-related holdings. In the future, the company may manage its net exposure to its equity and equity related holdings by reducing its equity hedges on a more permanent basis by closing out a portion of its equity hedges or by increasing its equity exposure if attractive opportunities become available. The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company’s full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk. Refer to note 16 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2012 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	September 30, 2012			December 31, 2011
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000(2)	52,881,400	3,501.9	662.22	52,881,400	3,501.9	662.22
S&P 500	10,532,558	1,117.3	1,060.84	12,120,558	1,299.3	1,071.96
S&P/TSX 60	13,044,000	206.1	641.12	—	—	—
Other equity indices	—	140.0	—	—	140.0	—
Individual equities	—	1,622.4	—	—	1,597.3	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.
(2)    Excludes the long equity index total return swap on the Russell 2000 index with a notional amount of $800.0 entered into in the third quarter of 2012.

Bonds: Net gains on bonds of $228.6 and $543.4 in the third quarter and first nine months of 2012, respectively ($1,257.6 and $1,377.6 in the third quarter and first nine months of 2011, respectively) were primarily comprised of net mark-to-market gains on bonds issued by U.S. states and municipalities (primarily as a result of the effect of decreasing interest rates during the third quarter and first nine months of 2012).

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2012, these contracts have a remaining weighted average life of 7.8 years (8.6 years at December 31, 2011), a notional amount of $46.3 billion ($46.5 billion at December 31, 2011) and fair value of $124.9 ($208.2 at December 31, 2011). The company’s CPI-linked derivative contracts produced unrealized losses of $38.3 and $99.3 in the third quarter and first nine months of 2012, respectively (an unrealized gain of $51.2 and an unrealized loss of $234.0 in the third quarter and first nine months of 2011, respectively). The unrealized losses in the third quarter and first nine months of 2012 were primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sale and Derivative Transactions) under the heading of CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2012, for a discussion of the company’s economic hedge against the potential adverse financial impact on the company of decreasing price levels.

Interest and Dividends

Consolidated interest and dividend income of $100.2 in the third quarter of 2012 decreased by 40.9% from $169.6 in the third quarter of 2011, primarily as a result of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. and U.K. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks, partially offset by a year-over-year decrease in total return swap expense ($48.9 in the third quarter of 2012 compared to $52.1 in the third quarter of 2011), primarily attributable to the timing of dividends payable on total return swaps that had the iShares Russell 2000 exchange traded fund (the "Russell 2000 ETF") as the reference security, partially offset by the impact of additional short positions effected through equity total return swaps in the latter part of 2011. In the third quarter of 2011, there were two separate dividends declared as payable on the Russell 2000 ETF compared to the third quarter of 2012 when only one dividend was declared as payable.

Consolidated interest and dividend income of $334.7 in the first nine months of 2012 decreased by 38.4% from $543.2 in the first nine months of 2011, primarily as a result of sales during 2011 and 2012 of higher yielding government bonds which decreased interest and dividend income in the first nine months of 2012 in the same manner as in the third quarter of 2012 as discussed above and also as a result of the year-over-year increase in total return swap expense ($135.1 in the first nine months of 2012 compared to $97.7 in the first nine months of 2011), principally as a result of additional short positions effected through equity total return swaps in the latter part of 2011 and a year-over-year increase in the dividend yields payable on the reference securities underlying several of the company's short equity and equity index total return swaps.

The share of loss of associates was $5.2 and $5.0 in the third quarter and first nine months of 2012, respectively, compared to the share of profit of associates of $7.4 and $11.7 in the third quarter and first nine months of 2011. The share of loss of associates in the third quarter and first nine months of 2012 included the company’s $21.1 share of the net loss of Thai Re (principally due to reserve strengthening related to the Thailand floods). The share of loss of associates in the first nine months of 2012 also included the company’s $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge). The company's share of profit of associates in the first nine months of 2011 included the company’s $9.8 share of the net loss of ICICI Lombard (principally comprised of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool).

Financial Risk Management

The primary goals of the company’s risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2012, compared to those identified at December 31, 2011, and disclosed in the company’s 2011 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2012.

Financial Condition

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	September 30, 2012	December 31, 2011
Holding company cash and investments (net of short sale and derivative obligations)	921.6	962.8

Holding company debt	2,033.1	2,080.6
Subsidiary debt	683.5	623.9
Other long term obligations – holding company	318.1	314.0
Total debt	3,034.7	3,018.5
Net debt	2,113.1	2,055.7

Common shareholders’ equity	7,328.3	7,427.9
Preferred stock	1,166.4	934.7
Non-controlling interests	62.6	45.9
Total equity	8,557.3	8,408.5

Net debt/total equity	24.7%	24.4%
Net debt/net total capital(1)	19.8%	19.6%
Total debt/total capital(2)	26.2%	26.4%
Interest coverage(3)	2.0x	1.0x
Interest and preferred share dividend distribution coverage(4)	1.4x	0.7x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company debt (including other long term obligations) at September 30, 2012, decreased by $43.4 to $2,351.2 from $2,394.6 at December 31, 2011, primarily reflecting the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes due April 26, 2012, partially offset by the foreign currency translation effect of the strengthening of the Canadian dollar relative to the U.S. dollar.

Subsidiary debt at September 30, 2012, increased by $59.6 to $683.5 from $623.9 at December 31, 2011, primarily reflecting the consolidation of the subsidiary indebtedness of Prime Restaurants ($2.9) and Thomas Cook India ($41.0), as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2012 and increased subsidiary indebtedness of Ridley ($12.4) and Sporting Life ($8.1), partially offset by the redemption by Crum & Forster of $6.2 principal amount of its unsecured senior notes due May 2017.

Common shareholders' equity at September 30, 2012, decreased by $99.6 to $7,328.3 from $7,427.9 at December 31, 2011, primarily as a result of the company’s payments of dividends on its common and preferred shares ($250.4), the recognition of actuarial losses on its defined benefit plans (including those of its associates) in retained earnings ($13.4) and the net repurchase of subordinate voting shares for treasury ($18.8), partially offset by net earnings attributable to shareholders of Fairfax ($128.3) and the effect of increased accumulated other comprehensive income (an increase of $44.5 in the first nine months of 2012 primarily reflecting a net increase in foreign currency translation).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 19.8% at September 30, 2012, from 19.6% at December 31, 2011, as a result of increases in both net debt and net total capital. The increase in net debt was due to a decrease in holding company cash and investments and a modest increase in total debt. The increase in net total capital was due to increased net debt, the issuance of Series K preferred shares in the first quarter of 2012 and increased non-controlling interests, partially offset by decreased common shareholders' equity. The consolidated total debt/total capital ratio decreased to 26.2% at September 30, 2012 from 26.4% at December 31, 2011, primarily as a result of increased total capital due to the issuance of Series K preferred shares in the first quarter of 2012 and increased non-controlling interests, partially offset by decreased common shareholders' equity and a modest increase in total debt.

The company believes that cash and investments net of short sale and derivative obligations at September 30, 2012, of $921.6 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s remaining known obligations in 2012 and for the foreseeable future. The company’s remaining known obligations in 2012 and the sources of liquidity available to the holding company are described below under the heading of Liquidity.

Liquidity

Holding company cash and investments at September 30, 2012, totaled $966.6 ($921.6 net of $45.0 of holding company short sale and derivative obligations), compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2012 included the following outflows – the payment of $250.4 of common and preferred share dividends, the payment of $162.0 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the repayment upon maturity of $86.3 principal amount of Fairfax unsecured senior notes, the net payment of $56.7 (Cdn$57.7) in respect of the company’s acquisition of Prime Restaurants, the partial repayment of an intercompany loan payable to Northbridge ($84.6), the capital contributions to Fairfax Brasil and Advent ($29.0) and the participation in an Alltrust Insurance rights offering ($18.9). Significant inflows during the first nine months of 2012 included the following – the receipt of $231.7 of net proceeds on the issuance of Cdn$237.5 par value Series K preferred shares, $558.6 of dividends (received from OdysseyRe ($100.0), Crum & Forster ($63.0), Zenith National ($91.8) and Runoff ($303.8, including a dividend-in-kind of $126.2)) and the corporate income tax refund received by the holding company of $32.4. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at September 30, 2012, of $921.6 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s remaining known obligations in 2012 and 2013. In addition to these resources, the holding company received net proceeds of $203.0 (Cdn$198.6) on October 15, 2012 from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due October 14, 2022 and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility, which is currently, totally undrawn (for further details related to the credit facility, refer to note 15 to the consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report). The holding company’s remaining known significant commitments for 2012 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2012, the holding company paid net cash of $64.4 and $162.0, respectively (received net cash of $182.2 and $122.8 in the third quarter and first nine months of 2011, respectively) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above.

Subsidiary cash and short term investments increased by $827.6 to $7,026.8 at September 30, 2012, from $6,199.2 at December 31, 2011, with the increase primarily reflecting the reinvestment into cash and short term investments of the proceeds on the sale of government bonds and net cash provided by operating activities, partially offset by net cash paid with respect to the reset provisions of the company’s long and short equity and equity index total return swaps ($589.2), the payment of cash dividends to Fairfax of $432.4 and net cash used to acquire Thomas Cook India. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2012, the insurance and reinsurance subsidiaries paid net cash of $405.7 and $589.2, respectively (received net cash of $716.5 and $364.1 in the third quarter and first nine months of 2011, respectively) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps. In addition to commitments incurred in the normal course of operations, the company's runoff operations provided the principal sources of funding required to complete the acquisition of Brit Insurance Limited which closed on October 12, 2012 (as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2012).

The following table presents major components of cash flow for the three and nine months ended September 30, 2012 and 2011:

	Third quarter		First nine months
	2012	2011	2012	2011
Operating activities
Cash provided by operating activities before the undernoted	370.2	229.9	204.5	107.8
Net (purchases) sales of securities classified as at FVTPL	(376.2)	(147.9)	1,263.2	(1,402.3)
Investing activities
Net (purchases) sales of investments in associates	12.9	(21.5)	(43.8)	(77.9)
Net purchase of subsidiaries, net of cash acquired and bank overdraft assumed	(140.1)	—	(191.5)	306.3
Net purchases of premises and equipment and intangible assets	(19.3)	(9.3)	(41.7)	(30.7)
Decrease in restricted cash in support of purchase of subsidiary	65.0	—	—	—
Financing activities
Net (repayment) issuances of subsidiary indebtedness	4.7	(9.5)	19.8	(40.6)
Issuance of holding company debt	—	—	—	899.5
Repurchase of holding company and subsidiary debt and securities	(1.0)	(1.7)	(95.6)	(760.7)
Issuance of preferred shares	—	—	231.7	—
Common and preferred share dividends paid	(16.1)	(12.4)	(250.4)	(244.8)
Dividends paid to non-controlling interests	—	—	(6.7)	—
Other cash used in financing activities	(1.0)	(0.8)	(19.7)	(27.9)
Increase (decrease) in cash, cash equivalents and bank overdrafts during the period	(100.9)	26.8	1,069.8	(1,271.3)

Cash provided by operating activities excluding cash used to purchase securities classified as at FVTPL increased to $370.2 in the third quarter of 2012 compared to cash provided by operating activities of $229.9 in the third quarter of 2011, primarily as a result of higher premiums collections, partially offset by increased income taxes paid. Net purchases of securities classified as at FVTPL of $376.2 in the third quarter of 2012 mainly reflected the net cash paid with respect to total return swaps and net purchases of short term investments, partially offset by net sales of bonds. Net purchases of securities classified as at FVTPL of $147.9 in the third quarter of 2011, primarily reflected the net purchases of short term investments, partially offset by net cash received with respect to total return swaps and net sales of common stocks.

Net sales of investments in associates in the third quarter of 2012 of $12.9 (net purchases in the third quarter of 2011 of $21.5) primarily related to changes in ownership in certain limited partnerships. Net purchases of subsidiaries, net of cash acquired and bank overdraft assumed in the third quarter of 2012, related to net cash of $140.1 used to acquire an 87.1% interest in Thomas Cook India. The decrease in restricted cash in support of purchase of subsidiary of $65.0 resulted from the removal of certain restrictions on cash following the completion of the acquisition of Thomas Cook India in the third quarter of 2012.

In the third quarter of 2012, the company paid preferred share dividends of $16.1 (2011 - $12.4). Other cash used in financing activities in the third quarter of 2012 of $1.0 (2011 - $0.8) related to subordinate voting shares purchased for treasury.

Cash provided by operating activities excluding cash used to purchase securities classified as at FVTPL increased to $204.5 in the first nine months of 2012 from cash provided by operating activities of $107.8 in the first nine months of 2011, primarily as a result of higher premium collections, partially offset by lower interest and dividend income received and increased income taxes paid. Net sales of securities classified as at FVTPL of $1,263.2 in the first nine months of 2012 mainly reflected the net sales of U.S. and U.K. treasury and Canadian government bonds, partially offset by net cash paid with respect to total return swaps and net purchases of common stocks. Net purchases of securities classified as at FVTPL of $1,402.3 in the first nine months of 2011, primarily reflected the net purchases of short term investments, partially offset by net cash received with respect to total return swaps and net sales of bonds and common stocks.

Net purchases of investments in associates in the first nine months of 2012 of $43.8 (primarily related to investments in Thai Re and certain limited partnerships, partially offset by the disposition of Fibrek Inc.) decreased compared to net purchases of associates in the first nine months of 2011 of $77.9 (primarily related to the participation in an ICICI Lombard rights offering and investments in certain limited partnerships). Net purchases of subsidiaries, net of cash acquired and bank overdraft assumed of $191.5 in the first nine months of 2012, related to net cash of $51.4 and $140.1 used to acquire an 81.7% interest in Prime Restaurants and 87.1% interest in Thomas Cook India, respectively. Net purchases of subsidiaries, net of cash acquired in the first nine months of 2011 of $306.3, included net cash acquired of $355.8 with respect to the acquisition of First Mercury, partially offset by net cash of $49.5 used to acquire Pacific Insurance.

In the first nine months of 2012, the company issued Cdn$237.5 par value of Series K preferred shares, for net proceeds of $231.7 and paid common share dividends of $205.8 (2011 - $205.9), preferred share dividends of $44.6 (2011 - $38.9) and dividends to non-controlling interests of $6.7 (2011 - nil). Repurchase of holding company and subsidiary debt and securities of $95.6 primarily related to the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). Other cash used in financing activities of $19.7 in the first nine months of 2012 related to subordinate voting shares purchased for treasury. In the first nine months of 2011, issuance of holding company debt of $899.5 reflected the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021 for net proceeds of $493.9 and the issuance of Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 for net proceeds of $405.6 (Cdn$396.0). In the first nine months of 2011, repurchase of holding company and subsidiary debt and securities of $760.7 primarily reflected the payment to repurchase Fairfax, Crum &

Forster and OdysseyRe unsecured senior notes ($727.1), and cash consideration to redeem First Mercury's trust preferred securities ($26.7). Net repayment of subsidiary indebtedness of $40.6 in the first nine months of 2011 principally related to subsidiary indebtedness repaid by First Mercury ($29.7). Other cash used in financing activities of $27.9 in the first nine months of 2011 principally related to subordinate voting shares purchased for treasury ($17.9) and the repurchase for cancellation of subordinate voting shares ($10.0).

Contractual Obligations

The following table provides a payment schedule of the company's material current and future obligations (holding company and subsidiaries) as at September 30, 2012:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	3,990.9	4,719.3	2,980.7	5,771.3	17,462.2
Long term debt obligations - principal	4.5	318.1	394.4	2,317.1	3,034.1
Long term debt obligations - interest	191.4	360.5	322.3	718.0	1,592.2
Operating leases - obligations	72.7	108.2	69.6	139.2	389.7
	4,259.5	5,506.1	3,767.0	8,945.6	22,478.2

For further detail on the maturity profile of the company's financial liabilities, please see “Liquidity Risk” in note 24 to the annual consolidated financial statements for the year ended December 31, 2011, in the company's 2011 Annual Report.

Book Value Per Share

Common shareholders’ equity at September 30, 2012, was $7,328.3 or $360.49 per basic share (excluding the unrecorded $445.8 excess of fair value over the carrying value of equity accounted investments) compared to $364.55 per basic share (excluding the unrecorded $347.5 excess of fair value over the carrying value of equity accounted investments) at December 31, 2011, representing a decrease per basic share in the first nine months of 2012 of 1.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 1.7% adjusted to include that dividend). During the first nine months of 2012, the number of basic shares decreased as a result of the repurchase of 47,275 subordinate voting shares for treasury (for use in the company’s restricted share awards). At September 30, 2012, there were 20,328,521 common shares effectively outstanding.

Lawsuits

Subsequent to the end of the third quarter, the proposed class action commenced in July 2011 against Fairfax and others, previously described in "Lawsuits" in the notes to the consolidated financial statements, was dismissed, without the possibility of further appeal or amendment.

Accounting and Disclosure Matters

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the interim consolidated financial statements for the three and nine months ended September 30, 2012.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are described in the Accounting and Disclosure Matters section contained in the MD&A of the company’s 2011 Annual Report. New standards and amendments that have been issued but are not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report.

Comparative Quarterly Data (unaudited)

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Revenue	1,891.8	1,743.3	1,624.5	823.6	3,322.9	1,755.0	1,573.5	661.5
Net earnings (loss)	37.0	95.5	0.1	(770.8)	974.5	83.6	(239.5)	(493.1)
Net earnings (loss) attributable to shareholders of Fairfax	34.6	95.0	(1.3)	(771.5)	973.9	83.3	(240.6)	(494.4)
Net earnings (loss) per share	$0.91	$3.90	$(0.69)	$(38.47)	$47.17	$3.43	$(12.42)	$(24.77)
Net earnings (loss) per diluted share	$0.90	$3.85	$(0.69)	$(38.47)	$46.73	$3.40	$(12.42)	$(24.77)
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2011, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.